Exhibit 99.1

GERDAU S.A.

Condensed consolidated interim financial statements

as of September 30, 2009 and 2008

Prepared in accordance with International Accounting Standard N° 34 – Interim Financial Reporting

GERDAU S.A.

CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

in thousands of  Brazilian reais (R$)

	Note	September 30, 2009	December 31, 2008
		(Unaudited)
CURRENT ASSETS
Cash and cash equivalents		2,647,787	2,026,609
Short-term investments
Held for Trading	4	2,446,200	2,759,486
Available for sale	4	253,828	627,151
Trade accounts receivable		2,979,230	3,683,933
Inventories	5	5,698,547	10,398,263
Tax credits		598,469	857,923
Prepaid expenses		91,036	89,262
Unrealized gains on derivatives	12	1,745	10,035
Other current assets		234,683	322,878
		14,951,525	20,775,540

NON-CURRENT ASSETS
Long-term investments	4	57,635	77,563
Tax credits		602,194	521,441
Deferred income taxes	6	1,339,552	1,766,355
Unrealized gains on derivatives	12	98,691	68,145
Prepaid expenses		72,897	129,368
Judicial deposits		313,979	258,620
Other non-current assets		271,502	323,415
Prepaid pension cost		320,027	271,447
Investments in associates and jointly-controlled entities		1,215,151	1,775,073
Other investments		42,901	21,768
Goodwill	8	8,521,733	11,294,102
Other intangible assets	9	1,010,073	1,712,930
Property, plant and equipment, net	7	17,114,144	20,054,747
		30,980,479	38,274,974

TOTAL ASSETS		45,932,004	59,050,514

The accompanying notes are an integral part of these Condensed Consolidated Interim Financial Statements

GERDAU S.A.

CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

in thousands of  Brazilian reais (R$)

	Note	September 30, 2009	December 31, 2008
		(Unaudited)
CURRENT LIABILITIES
Trade accounts payable		1,623,925	2,855,419
Short-term debt	10	1,959,018	3,788,085
Debentures	11	167,604	145,034
Taxes payable		738,325	517,272
Payroll and related liabilities		389,702	551,941
Dividends payable		40,818	7,820
Unrealized losses on derivatives	12	5,564	69,435
Provision for environmental liabilities		12,823	17,759
Other current liabilities		389,982	522,672
		5,327,761	8,475,437
NON-CURRENT LIABILITIES
Long-term debt	10	13,387,983	18,595,002
Debentures	11	562,870	705,715
Deferred income taxes	6	2,210,204	3,060,268
Unrealized losses on derivatives	12	153,812	314,267
Provision for tax, labor and civil claims	13	440,527	467,076
Provision for environmental liabilities		63,682	74,996
Employees benefits		923,377	1,275,985
Put options on minority interest	12-f	530,651	698,321
Other non-current liabilities		285,517	339,869
		18,558,623	25,531,499

EQUITY	15
Capital		14,184,805	14,184,805
Treasury stocks		(127,387)	(122,820)
Legal reserve		144,062	144,062
Stock option compensation plan		6,781	1,426
Retained earnings		5,418,942	5,099,384
Other consolidated comprehensive income		(1,576,544)	859,645
EQUITY ATTRIBUTABLE TO THE EQUITY HOLDERS OF THE PARENT		18,050,659	20,166,502

NON-CONTROLLING INTERESTS		3,994,961	4,877,076

EQUITY		22,045,620	25,043,578

TOTAL LIABILITIES AND EQUITY		45,932,004	59,050,514

The accompanying notes are an integral part of these Condensed Consolidated Interim Financial Statements

GERDAU S.A.

CONDENSED CONSOLIDATED STATEMENTS OF INCOME

in thousands of Brazilian reais (R$)

		For the Three months period ended		For the Nine months period ended
	Note	September 30, 2009	September 30, 2008	September 30, 2009	September 30, 2008
		(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)

NET SALES		6,807,904	12,443,753	20,177,204	32,488,191
Cost of sales	19	(5,301,685)	(8,353,462)	(17,078,552)	(23,285,318)
GROSS PROFIT		1,506,219	4,090,291	3,098,652	9,202,873
Selling expenses	19	(144,497)	(161,752)	(450,018)	(495,911)
General and administrative expenses	19	(375,766)	(653,552)	(1,321,168)	(1,717,901)
Impairment of assets	21	(142,834)	—	(1,222,897)	—
Other operating income	19	36,877	37,497	148,201	121,165
Other operating expenses	19	(54,779)	(273)	(109,487)	(40,887)
Equity in earnings of unconsolidated companies		5,318	94,860	(115,398)	237,567
OPERATIONAL INCOME BEFORE FINANCIAL INCOME (EXPENSES) AND TAXES		830,538	3,407,071	27,885	7,306,906
Finacial income	20	72,750	(25,666)	311,585	320,478
Financial expenses	20	(307,194)	(391,471)	(1,035,558)	(1,106,443)
Exchange variations, net	20	184,417	(1,055,894)	1,029,363	(453,926)
Gains and losses on derivatives, net	20	26,248	(80,396)	9,962	(43,041)
INCOME BEFORE TAXES		806,759	1,853,644	343,237	6,023,974
Income and social contribution taxes
Current	6	(185,246)	(792,712)	(270,366)	(1,686,470)
Deferred	6	33,632	358,926	288,178	296,305

NET INCOME FOR THE PERIOD		655,145	1,419,858	361,049	4,633,809

ATTRIBUTED TO:
Parent company’s interest		553,031	967,137	375,403	3,705,115
Non-controlling interests		102,114	452,721	(14,354)	928,694
		655,145	1,419,858	361,049	4,633,809
Basic earnings per share - preferred and common	16	0.39	0.68	0.26	2.68

Diluted earnings per share - preferred and common	16	0.39	0.68	0.26	2.67

The accompanying notes are an integral part of these Condensed Consolidated Interim Financial Statements

GERDAU S.A.

CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

in thousands of Brazilian reais (R$)

	For the Three months period ended		For the Nine months period ended
	September 30, 2009	September 30, 2008	September 30, 2009	September 30, 2008
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
Net income for the period	655,145	1,419,858	361,049	4,633,809
Other Comprehensive Income
Unrealized net losses on pension plan, gross of tax of R$ (11,514)	—	—	(33,445)	—
Cumulative translation difference	(1,203,212)	2,336,683	(4,328,743)	1,267,316
Unrealized gains on net investment hedge	260,250	—	838,350	—
Unrealized (losses) gains on derivatives, gross of taxes of R$ (3,756), R$ (8,804), R$ 64,438 and R$ R$ 7,677, respectively	(5,154)	(22,574)	179,617	19,685
Unrealized (losses) gains on available for sale securities, gross of taxes of R$ (250), R$ (1,351), R$ 5,430 and R$ (13,194), respectively	(758)	(4,093)	16,455	(39,981)
Income tax related to the components of comprehensive income	4,006	10,155	(58,354)	5,517
Other Comprehensive (loss) income for the period, net of tax	(944,868)	2,320,171	(3,386,120)	1,252,537

Total comprehensive (loss) income for the period, net of tax	(289,723)	3,740,029	(3,025,071)	5,886,346

Total comprehensive (loss) income attributed to:
Parent company’s interest	(110,596)	2,816,032	(2,060,786)	4,645,288
Non-controlling interests	(179,127)	923,997	(964,285)	1,241,058
	(289,723)	3,740,029	(3,025,071)	5,886,346

The accompanying notes are an integral part of these Condensed Consolidated Interim Financial Statements

GERDAU S.A.

CONDENSED STATEMENTS OF CHANGES IN EQUITY

in thousands of  Brazilian reais (R$)

	Attributed to parent company’s interest
	Capital	Treasury stock	Legal reserve	Stock option plan	Retained earnings	Gains and losses on pension plan	Gains and losses on available for sale securities	Gains and losses on net investment hedge	Gains and losses on derivatives	Cumulative translation difference	Total parent company’s interest	Non-controlling interests	Total Shareholder’s Equity
Balance as of January 1, 2008	7,810,453	(106,667)	278,713	17,651	5,745,095	70,386	13,723	—	—	(1,049,333)	12,780,021	3,943,187	16,723,208
Total comprehensive income recognized in the period	—	—	—	—	3,705,115	—	(24,802)	—	7,725	957,250	4,645,288	1,241,058	5,886,346
Capital increase by issuance of shares	2,885,058	—	—	—	—	—	—	—	—	—	2,885,058	—	2,885,058
Capital increase by capitalization of reserves	3,489,294	—	(273,525)	—	(3,215,769)	—	—	—	—	—	—	—	—
Stock option expenses recognized in the period	—	—	—	5,682	—	—	—	—	—	—	5,682	—	5,682
Stock option exercised during the period	—	33,921	—	(23,680)	—	—	—	—	—	—	10,241	—	10,241
Dividends/interest on capital	—	—	—	—	(985,231)	—	—	—	—	—	(985,231)	(263,338)	(1,248,569)
Ajustment destinations proposed to the general assembly	—	—	(5,188)	—	5,188	—	—	—	—	—	—	—	—
Non-controlling interest over fair value allocation	—	—	—	—	—	—	—	—	—	—	—	3,722	3,722
Non-controlling interest on consolidated entities	—	—	—	—	(1,741)	—	—	—	—	—	(1,741)	(164,214)	(165,955)
Put options	—	—	—	—	—	—	—	—	—	—	—	274,001	274,001
Treasury stock	—	(50,259)	—	—	—	—	—	—	—	—	(50,259)	—	(50,259)
Balance as of September 30, 2008 (Unaudited)	14,184,805	(123,005)	—	(347)	5,252,657	70,386	(11,079)	—	7,725	(92,083)	19,289,059	5,034,416	24,323,475
Balance as of January 01, 2009	14,184,805	(122,820)	144,062	1,426	5,099,384	(257,782)	(9,452)	(634,050)	(117,063)	1,877,992	20,166,502	4,877,076	25,043,578
Total comprehensive income recognized in the period	—	—	—	—	375,403	(14,128)	10,371	838,350	35,435	(3,306,217)	(2,060,786)	(964,285)	(3,025,071)
Stock option expenses recognized in the period	—	—	—	7,568	—	—	—	—	—	—	7,568	—	7,568
Stock option exercised during the period	—	6,737	—	(2,213)	—	—	—	—	—	—	4,524	—	4,524
Dividends/interest on capital	—	—	—	—	(56,816)	—	—	—	—	—	(56,816)	(44,971)	(101,787)
Non-controlling interest on consolidated entities	—	—	—	—	971	—	—	—	—	—	971	85,110	86,081
Put options	—	—	—	—	—	—	—	—	—	—	—	42,031	42,031
Treasury stock	—	(11,304)	—	—	—	—	—	—	—	—	(11,304)	—	(11,304)
Balance as of September 30, 2009 (Unaudited)	14,184,805	(127,387)	144,062	6,781	5,418,942	(271,910)	919	204,300	(81,628)	(1,428,225)	18,050,659	3,994,961	22,045,620

The accompanying notes are an integral part of these Condensed Consolidated Interim Financial Statements

GERDAU S.A.

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOW

in thousands of Brazilian reais (R$)

		For the Nine months period ended
	Note	September 30, 2009	September 30, 2008
		(Unaudited)	(Unaudited)

Cash flows from operating activities
Net income for the period		361,049	4,633,809
Adjustments to reconcile net income to net cash provided by operating activities
Depreciation and amortization	19	1,318,601	1,265,457
Impairment of assets	19	1,222,897	—
Equity in earnings of unconsolidated companies		115,398	(237,567)
Exchange variation, net	20	(1,029,363)	453,926
(Gains) Losses on derivatives, net	20	(9,962)	43,041
Post-employment benefits		112,627	38,103
Stock based compensation		7,568	5,682
Income and social contribution taxes	6	(17,812)	1,390,165
(Gain) Loss on disposal of property, plant and equipment and investments		(7,148)	16,319
Provision for losses on available for sale securities		—	89,400
Allowance for doubtful accounts		34,360	15,501
Reversal of tax, labor and civil claims		(21,645)	(23,598)
Interest income	20	(197,543)	(198,973)
Interest expense	20	794,614	725,470
(Reversal) provision for obsolescense and fair market value adjustment		(126,861)	128,108
		2,556,780	8,344,843

Changes in assets and liabilities:
Decrease (Increase) in trade accounts receivable		1,140,260	(1,348,671)
Decrease (Increase) in inventories		3,844,957	(3,172,309)
Decrease in trade accounts payable		(1,834,241)	(199,657)
Decrease in other receivables		79,514	583,676
Increase (Decrease) in other payables		237,857	(730,238)
Distributions from jointly-controlled entities		20,294	66,118
Purchase of trading securities		(1,279,867)	(4,910,135)
Proceeds from sale of trading securities		1,344,656	5,655,543
Cash provided by operating activities		6,110,210	4,289,170

Interest paid on loans and financing		(801,810)	(701,866)
Income and social contribution taxes paid		(175,776)	(1,098,129)
Net cash provided by operating activities		5,132,624	2,489,175

Cash flows from investing activities
Additions to property, plant and equipment	7	(1,102,086)	(1,445,309)
Additions to other intangible assets		(81,691)	(70,815)
Payments for business acquisitions, net of cash acquired	3.5	(4,200)	(3,145,407)
Purchases of available for sale securities		(1,644,644)	—
Proceeds from sale of available for sale securities		2,034,517	114,100
Interest received on cash investments		74,121	111,751
Net cash used in investing activities		(723,983)	(4,435,680)

Cash flows from financing activities
Capital increase		—	2,885,058
Treasury stocks		(6,779)
Dividends and interest on capital paid		(140,735)	(1,196,769)
Payments of deferred finance costs		(37,989)	—
Proceeds from loans and financing		1,766,873	4,227,979
Repayment of loans and financing		(4,870,098)	(3,747,841)
Intercompany loans, net		(211,958)	855,058
Net cash (used in) provided by financing activities		(3,500,686)	3,023,485

Exchange variation on cash and cash equivalents		(286,777)	78,328

Increase in cash and cash equivalents		621,178	1,155,308
Cash and cash equivalents at the beginning of period		2,026,609	2,026,096
Cash and cash equivalents at the end of period		2,647,787	3,181,404

The accompanying notes are an integral part of these Condensed Consolidated Interim Financial Statements

GERDAU S.A.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

as of September 30, 2009 and 2008

(in thousands of Brazilian reais — R$, unless otherwise stated)

(Unaudited)

NOTE 1 - GENERAL INFORMATION

Gerdau S.A. is a publicly traded corporation (sociedade anônima) with its corporate domicile in the city of Rio de Janeiro, Brazil, and is a holding company in the Gerdau Group, which comprises subsidiaries, associates and jointly-controlled entities engaged in the production and sale of steel products from plants located in Brazil, Argentina, Chile, Colombia, Guatemala, Mexico, Peru, Dominican Republic, Uruguay, Venezuela, United States, Canada, Spain, and India (collectively “the Company”). The Gerdau Group started its path of expansion over a century ago and it is one of the main players in the process of consolidating the global steel industry. The Company produces common long steel, special steels and flat steels, mainly through the production process in electric furnaces using scrap and pig iron that are mostly purchased in the region in which each plant operates (mini-mill concept), and also produces steel from iron ore (through blast furnaces and direct reduction). Its products serve the sectors of civil construction, industry, automotive and agriculture.

The Condensed Consolidated Interim Financial Statements of Gerdau S.A and Subsidiaries (collectively referred to as the “Company”) were approved by the Board of Directors on November 4, 2009.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING PRACTICES

2.1 - Basis of Presentation

The Company’s Condensed Consolidated Interim Financial Statements for the three-month and nine month-periods ended September 30, 2009 have been prepared in accordance with the International Accounting Standard (IAS) Nº 34, that establishes the content of a condensed interim financial statement. These Condensed Consolidated Interim Financial Statements should be read in conjunction with the Consolidated Financial Statements of Gerdau S.A., as of December 31, 2008, which were prepared in accordance with International Financial Reporting Standards (IFRS), as issued by IASB.

The preparation of the Condensed Consolidated Interim Financial Statements in accordance with IAS 34 requires Management to make accounting estimates. The Condensed Consolidated Interim Financial Statements have been prepared using the historical cost as its basis, except for the valuation of certain non-current assets and financial instruments.

The same accounting policies and methods of calculation were used in these Condensed Consolidated Interim Financial Statements as they were applied in the Consolidated Financial Statements as of December 31, 2008, except for reviewing the estimates related to the method of depreciation as described in Note 7.e, and the impact of the adoption of standards and interpretations of rules described below.

2.2 — New IFRS and Interpretations of the IFRIC (International Financial Reporting Interpretations Committee)

Some new IASB accounting procedures and IFRIC interpretations were issued and/or reviewed and have their optional or mandatory adoption for the period beginning on January 1, 2009. The Company’s assessment on the impact of these new procedures and interpretations is as follows:

Standards and Interpretations in force and or adopted in advance

IFRS 8 — Operating Segments

In November 2006, the IASB issued the IFRS 8, which specifies disclosures of information about operating segments in the annual financial information and amends IAS 34 “Interim Financial Information”, which requires that an entity report selected financial information about its operating segments in interim financial information. This standard defines an operating segment as a component of an entity that engages in business activities from which it may earn revenues and incur expenses, whose operating results are regularly reviewed by the entity’s chief operating decision maker to make decisions about resources to be allocated to the segment and assess its performance, and for which discrete financial information is available. This statement also specifies requirements for disclosures related to products and services, geographical areas, and main customers and is effective for years beginning on or after January 1, 2009. The adoption of this standard resulted in a more detailed disclosure information about segments.

GERDAU S.A.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

as of September 30, 2009 and 2008

(in thousands of Brazilian reais — R$, unless otherwise stated)

(Unaudited)

IAS 23 — Borrowing Costs

The IASB issued a revised version of IAS 23 in March 2007, which deals with inclusion of borrowing costs that apply to the acquisition, building, or production of an asset. The Company is required to implement this regulation for years beginning on or after January 1, 2009. The adoption of this amendment did not have an impact in the Company’s Consolidated Financial Statements.

IFRIC 13 - Customer Loyalty Programs

In June 2007, the IFRIC issued Interpretation 13, which deals with loyalty programs used by entities to offer customers incentives for purchasing products and services. The entity is required to implement this Interpretation for years beginning on or after July 1, 2008. The adoption of this Interpretation did not have an impact in the Company’s Consolidated Financial Statements.

IAS 1 — Presentation of Financial Statements

The IASB amended IAS 1 in September 2007 and this change went into effect for years beginning on or after January 1, 2009. This modification deals with the way in which dividends are disclosed and presentation of the statement of comprehensive income, as well as addresses other aspects related to the Consolidated Financial Statements. The adoption of this amendment resulted in the presentation of the statement of comprehensive income as well as other aspects related to the presentation of the Company’s Consolidated Financial Statements.

IFRS 2 — Share-based Payment

In January 2008, the IASB issued changes to IFRS 2 that deal with definitions for acquiring rights and dictate treatment for an award that is cancelled. Changes are effective for years beginning on or after January 1, 2009. The adoption of this amendment did not have an impact in the Company’s Consolidated Financial Statements.

IFRS Annual improvements of May 2008

In May 2008, the IASB issued revised versions for the IFRS 7, IAS 1, IAS 8, IAS 10, IAS 16, IAS 18, IAS 19, IAS 20, IAS 23, IAS 27, IAS 28, IAS 29, IAS 34, IAS 36, IAS 38, IAS 40 and IAS 41. These changes are effective beginning on January 1, 2009. The adoption of this amendment did not have an impact in the Company’s Consolidated Financial Statements.

IFRIC 15 — Agreements for the Construction of Real Estate

In July 2008, the IFRIC issued Interpretation 15, which deals with accounting policies for recognizing revenues from property sold by contractors before building of the unit is finished. The entity is required to implement this Interpretation for years beginning on or after January 1, 2009. The adoption of this Interpretation did not have a significant impact in the Company’s Consolidated Financial Statements.

IFRS 7 - Financial instruments: Disclosures

In March 2009, the IASB revised IFRS 7, which deals with new disclosures about measurement of fair value and liquidity risks. The entity is required to implement this change for years beginning on or after January 01, 2009. The adoption of this standard resulted in more details about data explained above, as described in note 12.h.

Standards and Interpretations of standards not yet in force

IAS 27 — Consolidated and Separate Financial Statements

In January 2008, the IASB issued a revised version of IAS 27, whose changes are related, primarily, to accounting for non-controlling interests and the loss of control of a subsidiary. This amended Standard must be applied to years beginning on or after July 1, 2009. The Company is evaluating the effects of implementing the changes of this standard.

GERDAU S.A.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

as of September 30, 2009 and 2008

(in thousands of Brazilian reais — R$, unless otherwise stated)

(Unaudited)

IFRS 3 — Business Combinations

In January 2008, the IASB issued a revised version of the IFRS 3 and changes are effective for years beginning on or after July 1, 2009. The Company is evaluating the effects of implementing the changes of this standard.

IAS 39 — Financial Instruments: Recognition and Measurement

In July 2008, the IASB issued a revised version of IAS 39 which deals with items eligible for hedge. The changes are effective for years beginning on or after July 1, 2009. The adoption of this amendment will not have an impact in the Company’s Consolidated Financial Statements.

IFRIC 17 — Distributions of Non-cash Assets to Owners

In November 2008, the IFRIC issued Interpretation 17, which deals with the distributions of non-cash assets to the owners. The entity is required to implement this Interpretation for years that begin on or after July 1, 2009, but earlier adoption is permitted. The adoption of this Interpretation will not have an impact in the Company’s Consolidated Financial Statements.

IFRIC 18 — Transfers of Assets from Customers

In January 2009, the IFRIC issued Interpretation 18, which deals with the transfer of assets from customers to the Company. The entity is required to prospectively implement this Interpretation for assets received from customers on or after July 1, 2009 and earlier adoption is permitted. The adoption of this Interpretation will not have an impact in the Company’s Consolidated Financial Statements.

IAS 39 e IFRIC 9 - Embedded Derivatives

In March 2009, the IASB revised IAS 39 and IFRIC 9, which deal with aspects related to the recognition of derivatives. The entity is required to implement these changes for years beginning on or after June 30, 2009. The Company is evaluating the effects of implementing the changes of these regulations.

IFRS Annual improvements of April 2009

In April 2009, the IASB revised various standards and interpretations as follows: IFRS 2, IFRS 5, IFRS 8, IAS 1, IAS 7, IAS 17, IAS 18, IAS 36, IAS 38, IAS 39, IFRIC 9 e IFRIC 16. The changes in the standards IFRS 2 and IAS 38 and interpretations IFRIC 9 and IFRIC 16 are effectives for years beginning on or after July 01, 2009. The other changes in standards are effective for years beginning on or after January 01, 2010. The Company is evaluating the effects of implementing the changes of these regulations.

IFRS 2 — Share-based Payment

In June 2009, the IASB revised rule IFRS 2, which deals with share based payments settled in cash or other assets, or by the issuance of equity instruments. This change is effective for years beginning on or after January 01, 2010. The Company is evaluating the effects of implementing the change of this standard.

IFRS 1 — Additional Exemptions for First-time adopters

In July 2009, the IASB revised standard IFRS 1, which deals with additional exemptions for first-time IFRS’ adopters. This change is effective for years beginning on or after January 01, 2010. Because the Company has already adopted the IFRS, the change of this standard will not have an impact in the Company’s Consolidated Financial Statements.

IAS 32 — IFRS Classification of Rights Issues: Amendment to IAS 32

In October 2009, the IASB revised IAS 32, which deals with contracts that will or may be settled in the entity’s own equity instruments and establish that rights, options or warrants to acquire a fixed number of the entity’s own equity instruments for a fixed amount of any currency are equity instruments. This change is effective for years beginning on or after February 01, 2010. The Company is evaluating the effects of implementing the change of this standard.

GERDAU S.A.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

as of September 30, 2009 and 2008

(in thousands of Brazilian reais — R$, unless otherwise stated)

(Unaudited)

IAS 24 —Related Party Disclosures

In November 2009, the IASB revised IAS 24, which deals with disclosures of transactions with related parties and relationships between parents and subsidiaries. This change is effective for years beginning on or after January 01, 2011. The Company is evaluating the effects of implementing the change of this standard.

NOTE 3 — CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

The Condensed Consolidated Interim Financial Statements includes Gerdau S.A. and subsidiaries in which it holds controlling interest.

3.1 - Subsidiaries

The Company did not have changes of participation in controlled companies during the period ended September 30, 2009.

3.2 - Jointly-Controlled Entities

The Company did not have changes of participation in jointly-controlled entities during the period ended September 30, 2009.

3.3 — Associate companies

The Company did not have changes of participation in associate companies during the period ended September 30, 2009.

3.4 - Acquisitions of companies (subsidiaries and jointly-controlled entities)

a) Maco Metalúrgica Ltda.

On January 6, 2009 the Company through its subsidiary Gerdau Aços Longos S.A. entered into an agreement to acquire 100% of Maco Metalúrgica Ltda. for R$ 4.2 million. Maco Metalúrgica performs, among others, activities of production and selling of steel cold drawn wire and steel welded mesh. On June 4, 2009 the acquisition was completed.

3.5 - Total cash paid for the acquisitions in the period ended

	September 30, 2009	September 30, 2008
Acquired companies / interests
Maco Metalúrgica Ltda.	4,200	—
Trefilados Bonati S.A.	—	12,307
Diaco S.A.	—	188,693
Century Steel, Inc.	—	325,626
Cleary Holdings Corp.	—	119,350
Corsa Controladora, S.A de C.V.	—	186,284
Estructurales Corsa S.A.P.I. de C.V.	—	23,566
Kalyani Gerdau Steel Ltd.	—	84,091
Corporación Centroamericana del Acero S.A.	—	303,696
Gerdau MacSteel Inc.	—	2,434,062
Distribuidora y Comercializadora de Aceros Regionales Limitada	—	8,578
Rectificadora del Vallés	—	81,000
Vicente Gabilondo e Hijos, S.A.	—	35,000
Hearon Steel Co.	—	24,225
K.e.r.s.p.e. Empreendimentos e Participações Ltda	—	45,000
Total purchase price considered as paid	4,200	3,871,478
Less: Cash and cash equivalents of acquired companies:	—	(726,071)
	4,200	3,145,407

GERDAU S.A.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

as of September 30, 2009 and 2008

(in thousands of Brazilian reais — R$, unless otherwise stated)

(Unaudited)

3.6 - Allocation of fair value to subsidiaries or jointly-controlled entities

a) Corsa Controladora, S.A. de C.V.

In February 2009, the Company completed the evaluation of the fair value of assets and liabilities of the Company Corsa, S.A. de C.V. allocating part of the goodwill of R$ 0.7 million in the “Investment in associates and jointly-controlled entities” account.

This investment is recorded under the equity method, therefore, the allocation of the fair value of assets and liabilities of the acquired company is not consolidated and has effect only through a reclassification of goodwill originally recognized. Additionally, the amount from the amortization of the fair value allocation will be recognized in income of the Company in the “Equity in earnings of unconsolidated companies” account.

The amount of goodwill on acquisition recorded by the Company was due to the following:

•                  This partnership strengthens the Company presence in the third largest steel consumer market in the Americas and allows the Company to continue to be a consolidator of the global steel industry.

•                  The rapidly growing steel industry consolidation all over the world has resulted in a significant increase in acquisition prices.

•                  The Company believes it will be able to successfully integrate Corsa Controladora, S.A. de C.V. operations and achieve synergies from the acquisition.

b) Gerdau MacSteel Inc.

In March 2009, the Company completed the evaluation of the fair value of assets and liabilities of Gerdau MacSteel Inc., allocating part of the goodwill of R$ 1.7 million during the period.

The following table presents the estimated fair value of the assets and liabilities of Gerdau MacSteel Inc., as of the acquisition date:

	Book Value	Acquisition Adjustments	Fair value upon acquisition
Net assets (liabilities) acquired
Current assets	750,404	132,543	882,947
Property, plant and equipment	397,986	455,291	853,277
Intangible assets	33,042	315,249	348,291
Non-current assets	50,400	(1,047)	49,353
Goodwill	11,072	1,582,835	1,593,907
Current liabilities	(588,272)	(313,105)	(901,377)
Non-current liabilities	(95,272)	(297,064)	(392,336)
	559,360	1,874,702	2,434,062

Total purchase price considered			2,434,062

Upon the acquisition, the Company recorded goodwill due to the following:

•                  The rapidly growing global steel industry consolidation has resulted in a significant increase in acquisition prices.

•                  Gerdau strengthens its position as a global supplier of specialty steels (SBQ).

•                  The acquisition of MacSteel will open new opportunities for growth in specialty long steels in the United States, which is one of the largest and most traditional automotive industry markets in the world. MacSteel produces SBQ and around 80% of its production is intended for the automotive industry.

•                  The Company believes it will be able to successfully integrate MacSteel’s operations and achieve synergies from the acquisition

GERDAU S.A.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

as of September 30, 2009 and 2008

(in thousands of Brazilian reais — R$, unless otherwise stated)

(Unaudited)

c) Kalyani Gerdau Steel Ltd. (SJK Steel Plant Limited)

In March 2009, the Company completed the evaluation of the fair value of assets and liabilities of the Kalyani Gerdau Steel Ltd. and recognized goodwill of R$ 35.0 million.

This investment is recorded under the equity method, therefore, the allocation of the fair value of assets and liabilities of the acquired company is not consolidated and has effect only through a reclassification of goodwill originally recognized.

NOTE 4 - SHORT AND LONG-TERM INVESTMENTS

Held for trading

Held for trading securities include Bank Deposit Certificates and marketable securities investments, which are stated at their fair value. Income generated by these investments is recorded as financial income. On September 30, 2009 the Company held R$ 2,446,200 (R$ 2,759,486 as of December 31, 2008) in trading securities.

Available for sale securities

As of September 30, 2009 the Company held R$ 253,828 (R$ 627,151 as of December 31, 2008) in available for sale securities in current assets and R$ 57,635 (R$ 77,563 as of December 31, 2008) in non-current assets, net of provision for losses.

Gerdau Ameristeel

The subsidiary Gerdau Ameristeel invests its excess of cash in highly liquid securities classified as available for sale and which are recorded at fair value. On September 30, 2009 R$ 242,758 had been invested in these types of securities.

In previous years, the subsidiary Gerdau Ameristeel invested its excess of cash in variable interest rate bonds called “Auction Rate Securities” which are recognized as available for sale securities. On September 30, 2009 Gerdau Ameristeel had US$ 32.4 million (R$ 57.6 million) in investments of this nature. These securities could not be sold over the past few months because sales orders exceeded purchase orders. As a result of this, Gerdau Ameristeel is not able to sell these investments until a future auction is successful, the issuer decides to redeem these securities, or if the securities reach their redemption date in 2025. Even though Gerdau Ameristeel intends to sell these investments as soon as market liquidity returns, Gerdau Ameristeel reclassified these investments from current to non-current assets. Gerdau Ameristeel uses appraisal methods that include projected cash flow and similar transactions due to the lack of similar market transactions for measuring the value of this investment. On September 30, 2009, as a result of such analysis and other factors related to impairment of assets, Gerdau Ameristeel did not recognize any loss in the “Financial expense” account, compared to the same period of 2008 in which it has recognized a loss of US$ 46.7 million (R$ 89.4 million on September 30, 2008). These securities will be analyzed each quarter so that possible new deterioration can be recognized as well as to ensure a correct classification in the balance sheet.

Other available for sale securities

As of September 30, 2009 other available-for-sale securities totaled R$ 11,070, which were recorded at their fair value and referred principally to short-term investments held by Gerdau MacSteel (Money Market Funds) in the amount of US$ 4,991 (R$ 8,874). These investments are valued based on market quotations and the Company does not intend to hold these securities as permanent investments.

GERDAU S.A.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

as of September 30, 2009 and 2008

(in thousands of Brazilian reais — R$, unless otherwise stated)

(Unaudited)

NOTE 5 - INVENTORIES

	September 30, 2009	December 31, 2008
Finished products	1,559,013	3,196,529
Work in progress	1,358,099	2,456,781
Raw materials	1,262,898	2,629,945
Storeroom supplies	1,309,762	1,715,362
Advances to suppliers	261,788	206,323
Imports in transit	134,808	547,754
(-) Provision for obsolescence and market value adjustment	(187,821)	(354,431)
	5,698,547	10,398,263

The changes in the provision for obsolescence and adjustment to market value are as follows:

Balance as of December 31, 2007	(40,867)
Write-offs	33,393
Provision for the year	(289,850)
Exchange rate variation	(57,107)
Balance as of December 31, 2008	(354,431)
Reversion of provision	190,021
Provision for the year	(63,160)
Exchange rate variation	39,749
Balance as of September 30, 2009	(187,821)

Inventories are insured against fire and flooding. The insurance coverage is based on the amounts and risks involved.

The amounts of R$ 17,078,552 and R$ 23,285,318, were recognized, respectively, as cost of sales and freight during the nine months period ended September 30, 2009 and 2008. For the nine months period ended September 30, 2009 and 2008 the cost of sales includes, respectively, the amounts of R$ 14,387 and R$ 5,526 related to inventories permanently written off and, respectively, the amounts of R$ 63,160 and R$ 133,634 related to the recognition of a provision for obsolescence and adjustment to market value.

NOTE 6 — INCOME AND SOCIAL CONTRIBUTION TAXES

The Company’s subsidiaries in Brazil received R$ 33,457 as of September 30, 2009 (R$ 44,387 as of September 30, 2008) of tax incentives in the form of income tax credits, related to technological innovation, funds for the rights of children and adolescents, PAT (Workers’ Meal Program), and cultural and artistic activities. The units of the subsidiary Gerdau Aços Longos S.A., located in the northeast region of Brazil, will receive until 2013, a 75% reduction in income tax on operating profit, which represented R$ 39,664 as of September 30, 2009 (R$ 61,638 as of September 30, 2008). The respective tax incentives were recorded directly in the income and social contribution tax account in the statement of income.

As of September 30, 2009, the Company had total tax loss carryforwards arising from its operations in Brazil of R$ 686,939 for income tax (R$ 253,828 as of December 31, 2008) and R$ 756,983 for social contribution tax (R$ 315,378 as of December 31, 2008), representing a deferred tax asset of R$ 239,863 (R$ 91,841 as of December 31, 2008). The Company believes that the amounts will be realized based on future taxable income. In addition to these deferred tax assets, the Company has not recorded a portion of the tax asset of R$ 25,423 (R$ 50,762 as of December 31, 2008), due to the lack of opportunity to use the tax loss carryforwards in one of its subsidiaries. Notwithstanding, these tax loss carryforwards do not have an expiration date.

Reconciliation of income tax (IR) and social contribution (CS) adjustments on the net income for the nine-month periods ended:

GERDAU S.A.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

as of September 30, 2009 and 2008

(in thousands of Brazilian reais — R$, unless otherwise stated)

(Unaudited)

	September 30, 2009	September 30, 2008
	Total	Total
Income before income taxes	343,237	6,023,974
Statutory tax rates	34%	34%
Income and social contribution taxes at statutory rates	(116,701)	(2,048,152)
Tax adjustment with respect to:
- difference in tax rates in foreign companies	(43,324)	(168,611)
- equity in subsidiaries	(39,236)	80,773
- interest on equity	12,190	262,530
- tax incentives	73,121	106,024
- tax deductible goodwill recorded in statutory books	218,613	215,794
- permanent differences (net)	(86,851)	161,477
Income and social contribution taxes	17,812	(1,390,165)
Current	(270,366)	(1,686,470)
Deferred	288,178	296,305

NOTE 7 — PROPERTY, PLANT AND EQUIPMENT

a) Summary of changes in property, plant and equipment — during the nine-month period ended September 30, 2009, acquisitions amounted to R$ 1,102,086 (R$ 1,445,309 as of September 30, 2008), and disposals amounted to R$ 48,462 (R$ 59,256 as of September 30, 2008).

b) Capitalized borrowing costs — borrowing costs capitalized during the nine-month period ended September 30, 2009 amounted to R$ 65,717 (R$ 84,826 as of September 30, 2008).

c) Guarantees — property, plant and equipment have been pledged as collateral for loans and financing in the amount of R$ 563,901as of September 30, 2009 (R$ 693,154 as of December 31, 2008).

d) Impairment of property, plant and equipment — The Company carried out impairment tests on its property, plant and equipment as discussed in Note 21.

e) Depreciation method - In accordance with IAS 16 — Property, plant and equipment, the Company reviewed in 2009 the depreciation method of its property, plant and equipment, adjusting the straight line method of depreciation to the utilization level of certain assets, basically machinery and equipments, which had its useful lives increased due to lower levels of utilization. Changes in the depreciation method shall be accounted for as a change in an accounting estimate in accordance with IAS 16 and, therefore, the effects shall be recognized prospectively as established by IAS 8. The depreciation for the nine months period ended September 30, 2009 was reduced in R$ 236,177 (R$ 153,999 net of tax).

NOTE 8 — GOODWILL

The changes in goodwill are as follows:

	September 30, 2009	December 31, 2008
Initial Balance	11,294,102	6,043,396
(+) Exchange variation	(2,491,907)	2,529,320
(+) Additions	14,442	2,775,351
(-) Write-off / Impairment	(294,904)	(53,965)
Final Balance	8,521,733	11,294,102

GERDAU S.A.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

as of September 30, 2009 and 2008

(in thousands of Brazilian reais — R$, unless otherwise stated)

(Unaudited)

The amount of goodwill by segment is as follows:

	September 30, 2009	December 31, 2008
Brazil	364,893	464,699
Specialty Steels	1,979,016	2,807,117
Latin American	632,821	756,041
North America	5,545,003	7,266,245
	8,521,733	11,294,102

The company evaluated the recoverability of goodwill as disclosed in Note 21.

NOTE 9 — OTHER INTANGIBLE ASSETS

Other intangible assets refer basically to customer contracts and relationships arising from the acquisition of companies:

	Carbon Emission Reduction Certified	Customer contracts and relationships and others	Total

Balance as of January 01, 2008	6,564	1,067,151	1,073,715
Exchange variation	3,154	473,487	476,641
Acquisition	25,843	431,238	457,081
Disposal	(12,709)	(47,891)	(60,600)
Amortization	—	(233,907)	(233,907)
Balance as of December 31, 2008	22,852	1,690,078	1,712,930
Exchange variation	(4,183)	(351,570)	(355,753)
Acquisition	—	110,142	110,142
Disposal / Impairment	—	(276,541)	(276,541)
Amortization	(10,232)	(170,473)	(180,705)
Balance as of September 30, 2009	8,437	1,001,636	1,010,073
Estimated useful lives	Undefined	5 to 15 years

The company evaluated the recoverability of intangible assets as disclosed in Note 21.

GERDAU S.A.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

as of September 30, 2009 and 2008

(in thousands of Brazilian reais — R$, unless otherwise stated)

(Unaudited)

NOTE 10 — LOANS AND FINANCING

Loans and financing are as follows:

	Annual charges (*)	September 30, 2009	December 31, 2008
Short term financing in Brazilian reais
Working capital	6.90%	130,464	50,643
Short term financing in foreign currency
Working capital (US$)	4.39%	493,395	942,366
Working capital (€)	2.22%	227,242	444,409
Working capital (Clp$)	1.20%	10,905	103,690
Working capital (Cop$)	9.97%	124,724	304,264
Working capital (PA$)	13.69%	605	77,132
Working capital (Mxn$)	5.79%	7,235	—
Financing of property, plant and equipment and others (US$)	2.92%	6,368	7,308
		1,000,938	1,929,812
Plus current portion of long-term financing		958,080	1,858,273
Short term financing plus current portion of long-term financing		1,959,018	3,788,085

Long-term financing in Brazilian reais
Working capital	2.79%	110,847	84,289
Financing of property, plant and equipament	3.74%	1,864,300	1,866,491
Financing of investment	8.77%	322,364	663,984
Long-term financing in foreign currency
Working capital (US$)	3.54%	195,249	568,491
Working capital (€)	2.22%	571,880	1,117,699
Working capital (Mxn$)	5.79%	13,689	—
Working capital (COP$)	9.97%	272,151	210,258
Bearer bonds (Perpetual bonds and Senior Notes) (US$)	10.14%	1,068,964	2,341,672
Advances on export contracts (US$)	5.91%	253,873	701,324
Financing of investment (US$)	5.23%	8,866,349	10,565,918
Financing of property, plant and equipament and others (US$)	7.43%	806,397	2,333,149
		14,346,063	20,453,275
Less: current portion		(958,080)	(1,858,273)
Long term financing minus current portion		13,387,983	18,595,002
Total financing		15,347,001	22,383,087

(*) Weighted average effective interest costs on September 30, 2009.

Loans and financing denominated in Brazilian reais are indexed to the TJLP (long-term interest rate, which is established quarterly by the Federal Government for adjusting long-term loans granted by the BNDES - National Bank for Economic and Social Development), or to the IGP-M (general market price index, a Brazilian inflation rate measured by Fundação Getúlio Vargas).

Summary of loans and financing by currency:

	September 30, 2009	December 31, 2008
Brazilian Real (R$)	2,427,975	2,665,407
U.S. Dollar (US$)	11,690,595	17,460,228
Euro (€)	799,122	1,562,108
Colombian Peso (Cop$)	396,875	514,522
Argentine Peso (PA$)	605	77,132
Chilean Peso (Clp$)	10,905	103,690
Mexican Peso (Mxn$)	20,924	—
	15,347,001	22,383,087

Timeline of installments payments of long term loans and financing is as follows:

GERDAU S.A.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

as of September 30, 2009 and 2008

(in thousands of Brazilian reais — R$, unless otherwise stated)

(Unaudited)

	September 30, 2009	December 31, 2008
2010	598,646	2,312,351
2011	2,487,148	4,134,453
2012	3,824,373	4,240,816
2013	1,448,714	1,758,753
After 2013	5,029,102	6,148,629
	13,387,983	18,595,002

Covenants

As a way of monitoring the financial condition of the Company, the banks involved in certain of the financing agreements use restrictive covenants.

In the second quarter of 2009 the Company’s management, based on projections which took into account the economic crisis and its impacts on the steel market worldwide, concluded that there was a possibility that the Company would temporarily be in default of certain covenants in some debt agreements at the end of the third or forth quarters of 2009.

Therefore, as a proactive initiative, the Company worked on a proposal for a temporary reset of the financial covenants and, during the second quarter of 2009, presented the proposal to its creditors involved in debt facilities subject to financial covenants. On June 22, 2009 the Company obtained approval from 100% of the affected creditors, representing 43 banks and a portion of US$ 3.7 billion of the Company’s total indebtedness.

The covenant reset would be in place in case of a covenant breach, which was the case on September 30, 2009.

Below are brief descriptions of both the financial covenants originally required in the Company’s debt agreements as well as the temporary reset financial covenants.

All covenants mentioned below are calculated based on the Consolidated Financial Statements under IFRS of Gerdau S.A., except item IV, which refers to the stand-alone financial statements of Metalúrgica Gerdau S.A. according to BR GAAP, as described below:

I) Consolidated Interest Coverage Ratio — measures the interest expense payment capacity in relation to EBITDA (Earnings before Interest, Taxes, Depreciation and Amortization). The contractual ratio indicates that the EBITDA for the last 12 months should represent at least 3 times of the interest expense of the same period. As of September 30, 2009 such covenant was 2.4 times;

II) Consolidated Leverage Ratio — measures the level of gross debt in relation to EBITDA (Earnings before Interest, Taxes, Depreciation and Amortization). The contractual ratio indicates that the gross debt should not surpass 4 times the EBITDA for the last 12 months. As of September 30, 2009 such covenant was 4 times;

III) Required Minimum Net Worth — measures the minimum net worth required in financial agreements. The contractual ratio indicates that the Net Worth must be greater than R$ 3,759,200. As of September, 2009 such level was R$ 22,045,620; and

IV) Current Ratio — measures the company’s ability in fulfilling its short term obligations. The contractual terms indicates that the ratio of Current Assets divided by Current Liabilities must be greater than 0.8 times. As of September 30, 2009 the current ratio was 1.1 times.

Due to non-compliance of the original financial covenant described on item I above, comes into force, starting September 30, 2009, the temporary covenant reset, valid up to September 30, 2010, as described below:

a)              Consolidated Interest Coverage Ratio — EBITDA for the last twelve months should represent at least 2.5 times of the net interest expense (interest expense minus interest income) of the same period. As of September 30, 2009 such covenant was 3.4 times;

GERDAU S.A.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

as of September 30, 2009 and 2008

(in thousands of Brazilian reais — R$, unless otherwise stated)

(Unaudited)

b)             Consolidated Leverage Ratio — Net debt (gross debt minus cash and cash equivalents) should not surpass 5 times EBITDA for the last 12 months. As of September 30, 2009 such covenant was 2.7 times;

c)              Maximum Gross Debt of US$ 11 billion. As of September 30, 2009 such level was US$ 8.6 billion.

Pursuant to the financial agreements, the penalty for non-compliance with such financial covenants is the possibility of declaration of default by the creditors and loans having its maturity accelerated.

NOTE 11 - DEBENTURES

	General	Quantity as of September 30, 2009
Issuance	Meeting	Issued On	Portfolio	Maturity	Annual Charges (*)	September 30, 2009	December 31, 2008
3ª - A e B	May 27,1982	144,000	77,482	06/01/2011	CDI	115,702	141,406
7ª	July 14, 1982	68,400	58,401	07/01/2012	CDI	33,999	35,729
8ª	November 11, 1982	179,964	62,664	05/02/2013	CDI	278,326	298,186
9ª	June 10, 1983	125,640	55,468	09/01/2014	CDI	38,201	13,800
11ª - A e B	June 29, 1990	150,000	121,930	06/01/2020	CDI	96,642	87,222
						562,870	576,343
Aços Villares S.A.	September 1. 2005	28,500	—	09/01/2010	104,5% DI	167,604	274,406
Total Consolidated						730,474	850,749

Current						167,604	145,034
Non-current						562,870	705,715

(*) CDI - Interbank Deposit Certificate and DI - Interbank Deposit

NOTE 12 - FINANCIAL INSTRUMENTS

a) General considerations - Gerdau S.A. and its subsidiaries enter into transactions with financial instruments whose risks are managed by means of strategies and exposure limit controls. All financial instruments are recorded in the accounting books and consist mainly of cash and cash equivalents, short-term investments, trade accounts receivable, imports financing, prepayment financing, senior notes, perpetual bonds, Ten Years bonds, other financing, debentures, related-party transactions, unrealized gains on derivatives, unrealized losses on derivatives, other accounts receivable, other accounts payable and put options on minority interests. These operations are non-speculative in nature and are intended to protect the company against exchange rate fluctuations on foreign currency loans and against interest rate fluctuations.

Therefore, some of them are considered hedge instruments under hedge accounting and are recorded at their market values.

b) Market value — the market value of the aforementioned financial instruments is as follows:

GERDAU S.A.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

as of September 30, 2009 and 2008

(in thousands of Brazilian reais — R$, unless otherwise stated)

(Unaudited)

	September 30, 2009		December 31. 2008
	Book	Market	Book	Market
	Value	Value	Value	Value
Cash and cash equivalents	2,647,787	2,647,787	2,026,609	2,026,609
Short-term investments	2,757,663	2,757,663	3,464,200	3,464,200
Trade accounts receivable	2,979,230	2,979,230	3,683,933	3,683,933
Trade accounts payable	1,623,925	1,623,925	2,855,419	2,855,419
Imports financing	1,773,931	1,773,931	2,328,138	2,328,138
Prepayment financing	244,537	244,537	345,840	345,840
Senior Notes	—	—	939,472	928,691
Perpetual bonds	1,068,964	1,082,863	1,404,965	1,182,195
Ten Years Bonds	2,753,092	2,915,524	3,554,918	3,155,583
Other financing	9,506,477	9,506,477	13,809,754	13,809,754
Debentures	730,474	730,474	850,749	850,749
Related parties (assets)	75,207	75,207	59,092	59,092
Related parties (liabilities)	8,738	8,738	660	660
Unrealized gains on derivatives	100,436	100,436	78,180	78,180
Unrealized losses on derivatives	159,376	159,376	383,702	383,702
Other accounts receivable	430,978	430,978	587,201	587,201
Other accounts payable	666,761	666,761	954,636	954,636
Long-term incentive plan	—	50,370	—	37,785
Put options on minority interest	530,651	530,651	698,321	698,321

The market value of Ten-Year bond Securities and Perpetual bonds are based on quotations in the secondary market for these securities.

All other financial instruments, which are recognized in the Consolidated Financial Statements at their carrying amount, are substantially similar to those that would be obtained if they were traded in the market. However, because there is no active market for these instruments, differences could exist if they were settled in advance.

c) Risk factors that could affect the Company’s and its subsidiaries’ businesses:

Interest rate risk: this risk arises from the possibility of losses (or gains) due to fluctuations in interest rates applied to the Company’s assets (investments) or liabilities in the market.  To minimize possible impacts from interest rate fluctuations, the Company adopts a diversification policy, alternating from variable (such as LIBOR and CDI) to fixed rates when contracting debts and hedges and periodically renegotiating contracts to adjust them to market.

Exchange rate risk: this risk is related to the possibility of fluctuations in exchange rates affecting financial expenses (or income) and the liability (or asset) balance of contracts denominated in foreign currency. The Company assesses its exposure to the exchange rate by subtracting its liabilities from its assets in dollars, having in this way the net exchange rate exposure basis, which is the basis subject to effects in a change in the foreign currency. Therefore, along with accounts receivable originated from exports and investments abroad that in economic terms result in a natural hedge, the Company assesses using hedge operation, more commonly swap operations, if the Company has more liabilities in dollars than assets.

Price risk of commodities: this risk is related to the possibility of changes in prices of the products sold by the Company or in prices of raw materials and other inputs used in the productive process.  Since the subsidiaries operate in a commodity market, their sales revenues and cost of sales may be affected by changes in the international prices of their products or materials.  In order to minimize this risk, the subsidiaries constantly monitor the price variations in the domestic and international markets.

Credit risk: this risk arises from the possibility of the subsidiaries not receiving amounts arising from sales to customers or investments made with financial institutions.  In order to minimize this risk, the subsidiaries adopt the procedure of analyzing in detail the financial position of their customers, establishing a credit limit and constantly monitoring their balances.  In relation to cash investments, the Company invests solely in financial institutions with low credit risk, as assessed by rating agencies. In addition, each financial institution has a maximum limit for investment, determined by the Company’s Credit Committee.

GERDAU S.A.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

as of September 30, 2009 and 2008

(in thousands of Brazilian reais — R$, unless otherwise stated)

(Unaudited)

Capital management risk: this risk comes from the Company’s choice in adopting a financing structure for its operations. The Company manages its capital structure, which consists of a ratio between the financial debts and its own capital (Equity, retained earnings, and profit reserves) based on internal policies and benchmarks. The BSC (Balance Scorecard) methodology has been used in the last 5 years to elaborate strategic maps with objectives and indicators of the main processes. The KPIs (Key Performance Indicators) related to the objective “Capital Structure Management” are: WACC (Weighted Average Cost of Capital), Total Indebtedness/EBITDA, Interest Coverage Ratio, and Indebtedness/Equity Ratio. The Total Debt is composed of loans and financing (note 10) and debentures (note 11). The Company can change its capital structure depending on economic-financial conditions in order to optimize its financial leverage and its debt management. At the same time, the Company tries to improve its ROCE (Return on Capital Employed) by implementing a working capital management process and an efficient fixed asset investment program.

Liquidity risk: the Company’s management policy of indebtedness and cash on hand is based on using the committed lines and the currently available credit lines with or without a guarantee in export receivables for maintaining adequate levels of short, medium, and long-term liquidity. The maturity of long-term loans, financing, and debentures are presented in Notes 10 and 11, respectively.

Foreign currency sensitivity analysis: the Company is exposed to variations in foreign currency, especially in loans and financing. The sensitivity analysis made by the Company considers the effects of an increase or a reduction of 5% between the Brazilian real and the foreign currencies on such outstanding loans and financing on the date of the Condensed Consolidated Interim Financial Statements. The impact calculated considering such variation in the foreign exchange rate totals R$ 178,278 as of September 30, 2009 (R$ 325,140 as of December 31, 2008). The Company believes that the dollar depreciation against the Brazilian Real for the fourth semester will be 1.5%.

The net amounts of accounts receivable and accounts payable denominated in foreign currency do not present relevant risks of impacts from the oscillation of the exchange rate.

Interest rate sensitivity analysis: the Company is exposed to interest rate risks in its loans and financing and debentures. The sensitivity analysis made by the Company considers the effects of an increase or reduction of 0.1% on outstanding loans and financing and debentures on the date of the Condensed Consolidated Interim Financial Statements. The impact calculated considering this variation in the interest rate totals R$ 66,434 as of September 30, 2009 (R$ 87,564 as of December 31, 2008). Because of strong reductions in international interest rates, such as Libor, which occurred around the world because of the crisis, the Company believes that in the long term, the curves of interest rates can increase again with the economic recovery.

Sensitivity analysis of changes in sales price of products and price of raw materials and other inputs used in production: the Company is exposed to changes in the price of its products. This exposure is associated with the fluctuation of the sales price of the Company’s products and the price of raw materials and other inputs used in the production process, especially because the Company operates in a commodities market. The sensitivity analysis made by the Company considers the effects of an increase or of a reduction of 1% on both prices. The impact measured considering this variation in the price of products sold and raw materials and other inputs totals R$ 81,269 as of September 30, 2009 (R$ 149,340 as of September 30, 2008). The company and its subsidiaries do not have hedges for commodities.

Sensitive analysis of interest rate swaps: the Company has an interest rate swaps exposure for some of its loans and financing. The sensitive analysis calculated by the Company considers the effects of either an increase or a decrease of 0.10% in the interest curve (Libor), and its impacts in the swaps mark to market. The calculated impact considering this interest rate variation is, as of September 30, 2009, approximately US$ 8.3 million (R$ 14,758 as of September 30, 2009) which represents an increase or a decrease in these swaps mark to market.

Sensitive analysis of currency swaps and NDF’s (Non Deliverable Forwards): the Company has currency swaps (cross currency swaps) and NDF’s exposure to some of its assets and liabilities. The sensitive analysis calculated by the Company considers an effect of a 5% Real depreciation or appreciation against theses currencies and its effects on these derivatives mark to market.  The calculated impact considering this currency rate variation is, as of September 30, 2009, approximately US$ 9 million (R$ 16,002 as of September, 2009), which represents an increase or a decrease in these swaps mark to market

GERDAU S.A.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

as of September 30, 2009 and 2008

(in thousands of Brazilian reais – R$, unless otherwise stated)

(Unaudited)

d) Financial Instruments per Category

Summary of the financial instruments per category:

September 30, 2009 Assets	Loans and receivables	Financial assets at fair value through profit and loss	Available for sale	Total
Short and long-term investments	—	2,446,200	311,463	2,757,663
Unrealized gains on derivatives	—	100,436	—	100,436
Trade accounts receivable	2,979,230	—	—	2,979,230
Related parties	75,207	—	—	75,207
Other accounts receivable	430,978	—	—	430,978
Cash and cash equivalents	2,647,787	—	—	2,647,787
Total	6,133,202	2,546,636	311,463	8,991,301

Liabilities	Liabilities at market value with gains and losses recognized in the income	Liabilities at fair value with gains and losses recognized in shareholder’s equity	Other financial liabilities at amortized cost	Total
Trade accounts payable	—	—	1,623,925	1,623,925
Imports financing	—	—	1,773,931	1,773,931
Prepayment financing	—	—	244,537	244,537
Ten Years Bonds	—	—	2,753,092	2,753,092
Perpetual bonds	—	—	1,068,964	1,068,964
Other financing	—	—	9,506,477	9,506,477
Debentures	—	—	730,474	730,474
Related parties	—	—	8,738	8,738
Other accounts payable	—	—	666,761	666,761
Put options on minority interest	—	—	530,651	530,651
Unrealized losses on derivatives	119,369	40,007	—	159,376
Total	119,369	40,007	18,907,550	19,066,926

December 31, 2008 Assets	Loans and receivables	Financial assets at fair value through profit and loss	Available for sale	Total
Short-term investments	—	2,837,049	627,151	3,464,200
Unrealized gains on derivatives	—	78,180	—	78,180
Trade accounts receivable	3,683,933	—	—	3,683,933
Related parties	59,092	—	—	59,092
Other accounts receivable	587,201	—	—	587,201
Cash and cash equivalents	2,026,609	—	—	2,026,609
Total	6,356,835	2,915,229	627,151	9,899,215

GERDAU S.A.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

as of September 30, 2009 and 2008

(in thousands of Brazilian reais – R$, unless otherwise stated)

(Unaudited)

Liabilities	Liabilities at market value with gains and losses recognized in the income	Liabilities at fair value with gains and losses recognized in shareholder’s equity	Other financial liabilities at amortized cost	Total
Trade accounts payable	—	—	2,855,419	2,855,419
Imports financing	—	—	2,328,138	2,328,138
Prepayment financing	—	—	345,840	345,840
Senior Notes	—	—	939,472	939,472
Perpetual bonds	—	—	1,404,965	1,404,965
Other financing	—	—	17,364,672	17,364,672
Debentures	—	—	850,749	850,749
Related parties	—	—	660	660
Other accounts payable	—	—	954,636	954,636
Put options on minority interest	—	—	698,321	698,321
Unrealized losses on derivatives	228,517	155,185	—	383,702
Total	228,517	155,185	27,742,872	28,126,574

Except for an instrument classified as cash flow hedge, whose effectiveness can be measured and that has its unrealized losses and/or gains classified directly in Equity, all derivative financial instruments are interest rate swaps and NDFs (Non Deliverable Forwards). These instruments were recorded at fair value and the realized and unrealized losses and/or gains were presented in the account “Gains and losses on derivatives, net” in the consolidated statement of income.

e) Operations with derivative financial instruments

Risk management objectives and strategies: The Company believes that risk management is important for it to carry out its strategy for profitable growth. The Company is exposed to market risks that mainly involve fluctuations in exchange rates and interest rate volatility. The objective of risk management is to eliminate possible unexpected variations in the performance of group’s companies as a result of this fluctuation.

The objective of derivative transactions is always related to mitigation of market risks as stated in our policies and guidelines, as well as to manage volatility in financial flows. The assessment of results for each contract is measured at the end of each contract when the derivative contract is settled. The monitoring of the effects of these transactions is monthly performed by the Cash Management and Debt Committee, which discusses and validates the marking to market of these transactions. All gains and losses in derivative financial instruments are recognized by its fair value in the Condensed Consolidated Interim Financial Statements of the Company.

Funding is never done in a currency in which there is no corresponding cash generation as established by internal policy.

Policy for use of derivatives: according to internal policy, the financial result must stem from the generation of cash from its business and not gains from the financial market. It, therefore, considers that the use of derivatives should be for non-speculative purposes and intended to hedge the Company from possible exposure to risks. The contracting of a derivative must have as corresponding hedged item an uncovered asset or liability, provided as the position is not leveraged.

Criteria adopted for defining the notional amount of derivative financial instruments are linked to the amount of debt and or assets.

Policy for determining fair value: The criterion for determining the fair value of derivative financial instruments is based on the utilization of market curves for each derivative discounted to present value as of the calculation date. Methods and assumptions take into consideration the interpolation of curves, such as in the case of LIBOR, and each market where the company has exposure. Swaps, both on the asset as well as the liability side, are estimated in independently and discounted to present value and the difference in the result between extremities generates the swap’s market value.

Values are calculated based on models and price quotes available in the market and which take into consideration both present and future market conditions.  Amounts are gross before taxes.

GERDAU S.A.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

as of September 30, 2009 and 2008

(in thousands of Brazilian reais – R$, unless otherwise stated)

(Unaudited)

Due to changes in market rates, these amounts can change up to the maturity or in situations of anticipated settlement of transactions.

The derivative transactions may include: interest rate swaps, (both in the Libor dollar, as in other currencies) in currency swap, and NDF’s (Non Deliverable Forwards).

Non Deliverable Forwards: The subsidiary Aços Villares S.A. has sale of NDFs designated as cash flow hedge with a notional value of US$ 116.6 million, equivalent to R$ 207.326 as of September 30, 2009 that takes on the average PTAX from the month before it is due and the bank adopts a fixed US dollar rate for the maturity date. The total is distributed into tranches in order to cover income from exporting rolls and the last one is due on January 1, 2011. The fair value of this contract, which represents the settlement amount if the contract were finalized on September 30, 2009, is a net gain of R$ 2,409. Changes in the fair value of the effective portion of the hedging instrument were recognized in a specific account of Equity in the amount of R$ 29,693 (net of taxes). Counterparts to this transaction include Banco Itaú S.A., UBS Pactual, and Unibanco S.A.

The subsidiary Diaco S.A. paid NDFs (Non Deliverable Forwards) that matured on April 6, 2009 in order to protect itself from the exchange fluctuations of the US dollar in relation to the local currency linked to scrap purchases and other inputs used in the steel making process. The settlement amount of this contract was a gain of R$ 3,180 and was recorded in the consolidated statement of income in the “Gains and losses with derivatives, net” account.

The subsidiary, Siderurgica del Perú S.A.A. (Siderperú), finalized the NDFs that matured on July 17, 2009. This transaction was entered into due to the foreign exchange exposure on financing in dollars with Continental Bank. The settlement amount of this contract was a net loss of R$ 2.341 and was recorded in the consolidated statement of income in the “Gains and losses with derivatives, net” account.

The subsidiary Gerdau Aza S.A. contracted the sale of NDF, with the notional amount of US$ 614 thousand (R$ 1,091 as of September, 2009) and maturities on October 2, 2009. This NDF has been contracted in order to hedge against exchange fluctuations in the US dollar in relation to the local currency, which can impact the revenue of their exports and thereby adversely affect the margin. The fair value of this contract, which represent the settlement amount if the contract was settled on September 30, 2009, is a loss of R$ 40. The counterpart for this transaction is Banco CorpBanca e Security. Changes in the fair value were recorded in the consolidated statement of income in the “Gains and losses with derivatives, net” account.

The subsidiary Salomon Sack S.A. settled its NDF that matured on September 21, 2009. This NDF has been contracted in order to hedge against exchange fluctuations in the US dollar in relation to the local currency, in relation to the local currency linked to scrap purchases and other inputs used in the steel making process (Billets). The settlement amount of this contract was a net gain of R$ 130 and was recorded in the consolidated statement of income in the “Gains and losses with derivatives, net” account.

Swap Contracts

Interest rate swap

The subsidiary Aços Villares S.A. has swaps in the amount of US$ 49,8 million (R$ 88,549 as of September 30, 2009) in which the financial charges for export pre-payment contracts equivalent to LIBOR plus a spread are swapped for prefixed interest rates. The fair value of this contract, which represents the settlement amount if the contracts were finalized on September 30, 2009, is a net loss of R$ 3,556. Counterparts for these transactions include Unibanco and ABN Amro Bank.

The subsidiary, Gerdau Açominas S.A., entered into an interest rate swap contract whereby it receives a variable interest rate based on LIBOR and pays a fixed interest rate in US dollars. These contracts have a nominal value of US$ 157.2 million (R$ 279,517 as of September 30, 2009) and a maturity dates between June 15, 2010 and November 30, 2011. These swaps were contracted in order to eliminate the interest rate variation risk (LIBOR) since the Company took on debts in dollars at floating rates in the same amount as the swap. The fair value of these contracts, which represents the settlement amount if the contracts were settled as of September 30, 2009, is a net loss of R$ 13,771. Counterparts to this transaction are JP Morgan and Citibank.

The Company through its subsidiary GTL Equity Investments Corp. contracted exchange swaps based on the LIBOR with the bank JP Morgan with maturity dates between September 21, 2009 and December 21, 2011. The nominal values of these

GERDAU S.A.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

as of September 30, 2009 and 2008

(in thousands of Brazilian reais – R$, unless otherwise stated)

(Unaudited)

contracts together were US$ 300 million (R$ 533,430 as of September 30, 2009). These operations were entered into in order to optimize the financial cost of the Company’s Guaranteed Perpetual Senior Securities based on the difference between the internal interest rate (exchange coupon) and the external interest rate (LIBOR). Because of this, the Company increases its exposure to the Brazil’s risk, however, this risk is related to its business and, moreover, the Company has assets in dollar that justify this operation. The fair values of these contracts, which represent the settlement amount if the contracts were settled as of September 30, 2009, are a loss of R$ 33,767 and a gain of R$ 31,622, generating a net loss of R$ 2,145.

Also through its subsidiary GTL Equity Investments Corp., the Company contracted as interest rate swap, with the bank Calyon, with maturity date on August 15, 2012. The nominal value of this contract is US$ 7.5 million (R$ 13,335 as of September 30, 2009). This swap was contracted in order to minimize the interest rate variation risk (LIBOR) since the Company took on debts in dollars at floating rates. The fair value of these contracts, which represents the settlement amount if the contracts were settled as of September 30, 2009, is a net loss of R$ 651.

The subsidiary Siderúrgica del Perú S.A.A. - Siderperú entered into an interest rate swap contract whereby it receives a variable interest rate based on LIBOR and pays a fixed interest rate in US dollars. This contract had a nominal value of US$ 67.86 million, equivalent to R$ 120,661 as of September 30, 2009 and matures on April, 2014. This swap was contracted in order to minimize the risk of interest rate fluctuations (LIBOR) since the Company took on debt in dollars at floating rates for an amount greater than the swap. The fair value of this contract, which represents the settlement amount if the contract were settled as of September 30, 2009, is a net loss of R$ 8,423. The counterpart to this transaction is Banco Bilbao Vizcaya (BBVA).

The subsidiary Gerdau Ameristeel Corp. entered into an interest rate swap contract qualified as a cash flow hedge in order to reduce its exposure to the variation in LIBOR for the Term Loan Facility.  Since the Term Loan Facility was contracted at floating LIBOR rates, the Company chose to exchange it for fixed rates, thereby improving cash flow predictability, as well as eliminating the floating LIBOR risk. The contracts have a nominal value of US$ 1 billion, which was the equivalent of R$ 1,778,100 as of September 30, 2009. Fixed rates for these swaps are between 3.3005% and 3.7070% and they mature from March 2012 to September 2013. If added to the spread on LIBOR related to tranche B of the Term Loan Facility, the interest rate on these swaps would be between 4.5505% and 4.9570%. The fair value of these swaps, which represents the settlement amount if the contract were settled as of September 30, 2009, is a net loss of R$ 73,596, which generates an effect net of taxes of R$ 54,091 in an specific account of Equity. The counterparts to this transaction are ABN Amro Bank, HSBC, and JP Morgan.

The subsidiary Gerdau MacSteel contracted swaps with interest rates, exchanging its floating LIBOR for a fixed rate, in order to reduce its exposure to variations in the LIBOR rate for its Term Loan Facility. Since the Term Loan Facility was contracted at floating LIBOR rates, the Company opted to exchange it for fixed rates, thereby improving cash flow predictability, as well as eliminating the floating LIBOR risk. The contracts had a nominal value of US$ 400 million (R$ 711,240 as of September 30, 2009) and the LIBOR set for these swaps is between 3.5% and 3.73% and they mature from May, 2010 to May, 2011. The fair value of these swaps, which represents the settlement amount if the contract were settled as of September 30, 2009, is a net loss of R$ 25,572, which generates an effect net of taxes of R$ 15,610 in an specific account of Equity. The counterparts to this transaction are Santander, Calyon, and Bank of Tokyo.

Cross Currency Swap

The subsidiary Gerdau Açominas S.A. also entered into a coupon swap contract whereby it receives a variable interest rate based on Japanese LIBOR in Japanese yen and pays fixed rate on US dollars with a nominal value of US$ 191.1 million (R$ 339,794 as of September 30, 2009). This operation was entered into in order to protect the exchange rate from the “fee” paid in transaction costs as it is in Japanese yen. The value of this Fee is calculated over the notional of the transaction. The maturity date of the swap is March 31, 2015. The fair value of this contract, which represents the settlement amount if the contract were settled as of September 30, 2009, is a net gain of R$ 2,715. The counterpart to this transaction is Citibank. This swap has a clause of “extinguisher”, where the mark to market changes according to the credit of the company. Furthermore, the swap ceases to exist if the Company will have an event of default on the international market.

The subsidiary Gerdau Açominas S.A. also entered into a swap contract whereby it receives a variable interest rate based on Japanese LIBOR in Japanese yen and pays a fixed interest rate in US dollars with a nominal value of US$ 216.9 million (R$ 385,669 on September 30, 2009). This swap was entered into operation because the Company has a debt in Japanese yen currency, and by its policy, it is not allowed to contract debts in currencies in which the Company does not generate income, and because of that it was necessary to enter into this swap. This swap’s maturity date is March 24, 2016. The fair

GERDAU S.A.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

as of September 30, 2009 and 2008

(in thousands of Brazilian reais – R$, unless otherwise stated)

(Unaudited)

value of this contract, which represents the settlement amount if the contract were settled as of September 30, 2009, is a net gain of R$ 63,690. The counterpart to this transaction is Citibank. This swap has a clause of “extinguisher”, where the mark to market changes according to the credit of the company. Furthermore, the swap ceases to exist if the Company has an event of default on the international market.

Guarantee Margins

The Company has derivatives financial instruments contracts, which states the possibility of constitution of deposits and/or guarantee margins when the mark to market value of these instruments exceeds the limits established in each contract. As of September 30, 2009, there were no margin calls for any of the above contracts.

The derivatives instruments can be summarized and categorized as follows:

			Recognized value						Fair value
			Reference Value		Net income - nine months period ending on		Shareholder’s equity		Amount receivable		Amount payable
	Position		September 30, 2009	December 31, 2008	September 30, 2009	September 30. 2008	September 30, 2009	December 31, 2008	September 30, 2009	December 31, 2008	September 30, 2009	December 31, 2008
Contracts for Asset Protection
Forward
Aços Villares S.A.			US$116.6 million	US$188.8 million	(23,776)	—	29,693	(44,390)	2,409	—	—	(109,466)
Diaco S.A			—	US$15.4 million	3,180	9,220	—	—	—	2,720	—	—
Siderúrgica del Perú S.A.A. - Siderperú			—	US$6.29 million	(2,341)	—	—	—	—	110	—	—
Gerdau Aza S.A.			US$0.6 million	US$3.1 million	(1,092)	—	—	—	—	7,205	(40)	(7,406)
Salomon Sack			—	—	130	—	—	—	—	—	—	—
					(23,899)	9,220	29,693	(44,390)	2,409	10,035	(40)	(116,872)

Swap contracts
Interest rate swap
Aços Villares S.A.	receivable edge	Libor 6M+ 1.94%	US$49.8 million	US$59 million	(5,954)	(42,022)	—	—	—	—	(3,556)	(4,010)
	payable edge	6.95%
Gerdau Açominas S.A.	receivable edge	Libor 6M+ (0.20% — 2.15%)	US$157.2 million	US$208.5 million	3,678	(3,028)	—	—	—	—	(13,771)	(22,906)
	payable edge	5.64% — 7.05%
Siderúrgica del Perú S.A.A. - Siderperú	receivable edge	Libor 6M+ 0.90%	US$67.86 million	US$75 million	(2,837)	(1,140)	—	—	—	—	(8,423)	(13,134)
	payable edge	5.50%
Gerdau Ameristeel Corp.	receivable edge	Libor 6M+ 1.37%	US$1 billion	US$1 billion	—	(1,390)	(54,091)	(87,467)	—	—	(73,596)	(147,243)
	payable edge	3.48%
Gerdau MacSteel Holdings Inc.	receivable edge	Libor 6M	US$400 million	US$400 million	—	—	(15,610)	(23,328)	—	—	(25,572)	(40,009)
	payable edge	3.59%
GTL Equity Investments Corp.	receivable edge	Libor 6M	US$7.5 million	—	(846)	—	—	—	—	—	(651)	—
	payable edge	3.48%
GTL Equity Investments Corp.	receivable edge	4.51% a.a.	US$300 million	US$300 million	42,574	(10,673)	—	—	31,622	—	(33,767)	(39,528)
	payable edge	3.51% a.a.
					36,615	(58,253)	(69,700)	(110,795)	31,622	—	(159,336)	(266,830)

Cross currency swap
Gerdau Açominas S.A.	receivable edge	variação cambial JPY	US$191.1 million	US$224.5 million	(1,437)	1,407	—	—	2,715	4,417	—	—
	payable edge	JPY 118.18
Gerdau Açominas S.A.	receivable edge	variação cambial JPY	US$216.9 million	US$250.3 million	(1,317)	4,585	—	—	63,690	63,728	—	—
	payable edge	JPY 118.18
					(2,754)	5,992	—	—	66,405	68,145	—	—
					9,962	(43,041)	(40,007)	(155,185)	100,436	78,180	(159,376)	(383,702)

The fair value effects was classified in the Balance sheet as follows:

	September 30, 2009	December 31, 2008
Unrealized gains on derivatives
Current assets	1,745	10,035
Non-current assets	98,691	68,145
	100,436	78,180
Unrealized losses on derivatives
Current liabilities	(5,564)	(69,435)
Non-current liabilities	(153,812)	(314,267)
	(159,376)	(383,702)
Net effect	(58,940)	(305,522)

f) Put options on minority interest

On January 10, 2006, the Company completed its acquisition of 40% of Corporación Sidenor S.A. (“Sidenor”), a Spanish steel producer with operations in Spain and Brazil. The Santander Group, Spanish financial conglomerate, purchased simultaneously 40% of Sidenor. The acquisition price of 100% of Sidenor consists of a fixed installment of € 443,820 thousand plus a contingent variable installment to be paid only by the Company. The fixed price paid by the Company on January 10, 2006 for its stake of 40% in Sidenor was € 165,828 thousand (R$ 432,577). The Santander Group has the option to sell its interest in Sidenor to the Company 5 years after the purchase at a fixed price with a fixed interest rate, and Sidenor has the right of preference to purchase these shares and also may, at any time during the period of the put option validity require the Santander Group to exercise the put option before the expiration date. Furthermore, the Company guaranteed to pay to Santander Group an agreed amount (the same as the fixed price of the put option mentioned above plus interest accrued using the same fixed interest rate) at any time up to 6 years after exercising the option in the event that Santander Group has not sold the shares acquired up to that date. In this case, if the Santander Group requires payment of the guarantee, the Company has the right to acquire Sidenor’s shares or to indicate a third party to acquire the shares. The amount received for the sale of shares and dividends paid by Sidenor to the Santander Group should be reimbursed to the Company. The potential commitment of the Company to purchase from the Santander Group its 40% interest in Sidenor was recorded as a non-current liability under “Put options on minority interest”. As a result of the recognition of this potential obligation, the Company has recognized Sidenor as a consolidated subsidiary since its acquisition. As of September 30, 2009, such potential obligation totaled R$ 464,373 (R$ 553,296 as of December 31, 2008).

GERDAU S.A.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

as of September 30, 2009 and 2008

(in thousands of Brazilian reais – R$, unless otherwise stated)

(Unaudited)

Gerdau Ameristeel has the call option for 16% of the remaining interest in PCS, which can be exercised after 5 years from the purchase date. Additionally, the non-controlling shareholders also have the option to sell its remaining 16% interest in PCS to Gerdau Ameristeel, for the established price and also after 5 years from the date of transaction. The established price was set as the EBITDAs average for the 5 last years ended before the option exercise, multiplied by 5. If Gerdau Ameristeel does not exercise the call option, then the minority shareholders are entitled to exercise the option to sell their remaining stake to Gerdau Ameristeel. In case the call/put option is exercised, the other party is obligated to sell/purchase the remaining stake. As established by IAS 32 - Financial Instruments: Presentation, the Company performed the reclassification of the exercise value of the put option from the account “Non-controlling interests” to non-current liabilities under the account “Put options on minority interest”. By the end of the term established in the put and call option and in case none of the involved parties exercise it, the reclassification will be reversed and the amount of the stake held by PCS minority shareholders, on the date of the Consolidated Financial Statements, will be recognized as a minority interests. As of September 30, 2009 the amount recorded as potential obligation is R$ 66,278 (R$ 145,025 as of December 31, 2008).

g) Net investment hedge

Based on IFRIC Interpretation 16 issued in July 2008, and substantiated by IAS 39, the Company, on September 30, 2008, opted to designate as hedge of part of its net investments in subsidiaries abroad the operations of Ten Year Bonds in the amount of US$ 1.5 billion, which were made in order to provide part of the resources for the acquisition of Chaparral Steel Company and Gerdau MacSteel Inc. Based on the standard and interpretation of standard mentioned above, the Company demonstrated high effectivity of the hedge as from the debt hiring for acquisition of these companies abroad, whose effects were measured and recognized directly in Equity account as from October 1, 2008.

The objective of the hedge is to protect, during the existence of the debt, the amount of part of the Company’s investment in the subsidiaries mentioned above against positive and negative oscillations in the exchange rate. This objective is consistent with the Company’s risk management strategy.

The Company performed prospective effectiveness test at the inception of the hedge and retrospective and prospective effectiveness tests as of September 30, 2009 in compliance with the standard IAS 39 and which demonstrated high effectiveness for the net investment hedge. As a result of this operation, the Company recognized an unrealized gain of R$ 838,350 (loss of R$ 634,050 as of December 31, 2008) in the Statement of Comprehensive Income as of September 30, 2009.

h) Measurement of fair value:

IFRS 7 defines fair value as the price that would be received for an asset or paid for transferring a liability (exit price) in the principal or most advantageous market for the asset or liability in a regular transaction between market participants on the day of calculation. IFRS 7 also establishes a hierarchy of three levels for the fair value, which prioritizes information when measuring the fair value by the company, to maximize the use of observable information and minimize the use of non-observable information. IFRS 7 describes the three levels of information to be used to measure fair value:

Level 1 - quoted prices (not adjusted) in active markets for identical assets and liabilities.

Level 2 - Inputs other than quoted prices included in Level 1 available, where (non-adjusted) quoted prices are for similar assets and liabilities in non-active markets, or other data that is available or may be corroborated by market data for substantially the full term of the asset or liability.

Level 3 - Inputs for the asset or liability that are not based on observable market data (unobservable inputs) because market activity is insignificant or does not exist.

As of September 30, 2009, the Company had some assets which the fair value measurement is required on a recurring basis. These assets include investments in private securities and derivative instruments.

Financial assets and liabilities of the Company, measured at fair value on a recurring basis and subject to disclosure requirements of IFRS 7 as of September 30, 2009, are as follows:

GERDAU S.A.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

as of September 30, 2009 and 2008

(in thousands of Brazilian reais – R$, unless otherwise stated)

(Unaudited)

	Fair value measurement
	September 30, 2009	Quoted prices in active markets for identical assets (Level 1)	Quoted prices in non-active markets for similar assets (Level 2)	Significant information nonavailable (Level 3)

Current assets
Short-term investments
Held for Trading	2,446,200	2,287,033	159,167	—
Available for sale	253,828	147,139	106,690	—
Derivatives	1,745	—	1,745	—

Non-current assets
Long-term investments
Available for sale	57,635	—	—	57,635
Derivatives	98,691	—	98,691	—

Current Liabilities
Derivatives	5,564	—	5,564	—

Non-current liabilities
Derivatives	153,812	—	153,812	—
Put options on minority interest
Sidenor	464,373	—	—	464,373
PCS	66,278	—	—	66,278

The Company opted not to present the comparative period, as permitted by IFRS 7.

NOTE 13 – PROVISIONS FOR TAX, LABOR AND CLAIMS

The Company and its subsidiaries are parties to judicial and administrative proceedings involving tax, labor and civil matters. Based on the opinion of its legal counsel, Management believes that the Provisions recorded for these judicial and administrative proceedings is sufficient to cover probable and reasonably estimable losses from unfavorable court decisions, and that the final decisions will not have significant effects on the financial position of the Company and its subsidiaries as of September 30, 2009.

The balances of the provisions are as follows:

		September 30, 2009	December 31, 2008
a) Tax provisions
ICMS (state VAT)	(a.1)	50,616	33,300
CSLL (social contribution tax)	(a.2)	49,145	42,445
IRPJ (corporate income tax)	(a.3)	495	16,832
INSS (social security contribution)		42,076	43,842
ECE (emergency capacity charge)		33,996	33,996
RTE (extraordinary tariff adjustment)		21,895	21,802
II (import tax)/IPI (excise tax) Drawback	(a.4)	914	122,175
PIS (financing of social integration program)/COFINS (social security financing)	(a.5)	83,279	—
Other tax provisions		13,873	14,927
		296,289	329,319
b) Labor provisions		133,948	124,479
c) Civil provisions		10,290	13,278
		440,527	467,076

GERDAU S.A.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

as of September 30, 2009 and 2008

(in thousands of Brazilian reais – R$, unless otherwise stated)

(Unaudited)

a) Tax Provisions

a.1) ICMS (state VAT) proceedings, the majority of which relating to credit rights. Most of the proceedings are under judgment by the Finance Departments of the states and by the State Courts.

a.2) Social contribution tax. The amounts accrued refer, substantially, to discussions related to the constitutionality of the tax and the tax basis.

a.3) Issues related to corporate income tax - IRPJ are under discussion at the administrative level. The amount reduced due to the reversal of part of the provision.

a.4) The reduction is due to the reversal of the provision as a result of the subdivision of the debit in accordance to the Act 11.941/2009.

a.5) This lawsuit refers to the exclusion of ICMS (state VAT) of the tax basis of PIS (financing of social integration program) and COFINS (social security program).

II) Non accrued contingent liabilities

a) Tax contingencies

The Company renegotiated certain tax payments, including debts discussed in lawsuits and tax assessments related to PIS, COFINS, IPI and taxes related to social security, and joined the Tax Recovery Program (“Programa de Recuperação Fiscal” — REFIS), created by law 11.941, dated May 27, 2009, which allows the Company to pay these federal tax debts in installments.

NOTE 14 - RELATED-PARTY TRANSACTIONS

a)              Intercompany loans

	September 30, 2009	December 31, 2008
Assets
Controlling shareholders
Metalúrgica Gerdau S.A.	4,573	—

Joint-controlled entities
North America Joint ventures	—	2,724
Associate Companies
Armacero Ind. Com. Ltda.	3,590	5,030
Others
Fundação Gerdau	59,755	51,261
Others	7,289	77
	75,207	59,092

GERDAU S.A.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

as of September 30, 2009 and 2008

(in thousands of Brazilian reais – R$, unless otherwise stated)

(Unaudited)

Liabilities
Associate Companies
Armacero Ind. Com. Ltda.	(566)	(636)
Others
Fundação Gerdau	(952)
Others	(7,220)	(24)
	(8,738)	(660)
	66,469	58,432

	September 30, 2009	December 31, 2008
Loans and advances to executives officers	323	304

	Nine months period ended
	September 30, 2009	September 30, 2008
Net financial income (expenses)	(25,938)	(1,149)

b)              Financial transactions

			Income (expensses)
	Trading securities		Nine months period ended
	September 30, 2009	December 31, 2008	September 30, 2009	September 30, 2008
Related party
Banco Gerdau S.A. - CDB	—	55,173	—	3
Owners
Indac - Ind. Adm. e Comércio S.A. (*)	—	—	(16,091)	(11,857)

(*) Guarantees granted of loans in the amount of R$ 665,197.

c)              Guarantees granted

The Company is guaranteed the financing contract of the subsidiary Gerdau Açominas S.A. in the amount of R$ 1,773,931 as of September 30, 2009.

The Company is a guarantor for the subsidiary Empresa Siderúrgica del Perú S.A.A.  — Siderperú for a secured loan of up to US$ 150 million (R$ 266,715 as of September 30, 2009). The Company is also the guarantor for a credit facility of US$ 70 million (R$ 124,467 as of September 30, 2009) for this subsidiary.

The Company is the guarantor of the jointly-controlled entity Dona Francisca S.A. for financing contracts in the amount of R$ 53,527, corresponding to a joint liability of 51.82% of the amount.

The subsidiaries Gerdau Açominas S.A. is the guarantors of the vendor of the related company Banco Gerdau S.A., in the amounts of R$ 29 as of September 30, 2009.

The Company and the subsidiaries Gerdau Aços Longos S.A., Gerdau Aços Especiais S.A., Gerdau Açominas S.A., Gerdau Comercial de Aços S.A., Gerdau Açominas Overseas, Ltd. and Gerdau Ameristeel Corporation are jointly liable for the subsidiary GNA Partners, in financing contracts in the amount of US$ 2.6 billion (R$ 4,623,060 as of September 30, 2009).

The Company and the subsidiaries Gerdau Aços Longos S.A., Gerdau Aços Especiais S.A., Gerdau Açominas S.A and Gerdau Comercial de Aços S.A are guarantors for GTL Trade Finance Inc. for the issuance of bonus with a maturity of 10 years (Ten Years Bond) until the amount of US$ 1.5 billion (R$ 2,667,150 as of September 30, 2009).

The Company and the subsidiaries Gerdau Aços Longos S.A., Gerdau Aços Especiais S.A., Gerdau Açominas S.A. and Gerdau Comercial de Aços S.A are guarantors for the Senior Liquidity Facility of the subsidiary GTL Trade Finance Inc. in the amount of US$ 400 million (R$ 711,240 as of September 30, 2009).

GERDAU S.A.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

as of September 30, 2009 and 2008

(in thousands of Brazilian reais – R$, unless otherwise stated)

(Unaudited)

The Company provides guarantee for the obligations taken on by the company Diaco S.A. through a loan made with BBVA Colombia bank in the amount of COP$ 61.5 billion (R$ 62,234 as of September 30, 2009).

The Company provides guarantee for loans and for the opening of letter of credit for the acquisition of equipment by the company Estructurales Corsa, S.A.P.I. de C.V. in the amount of US$ 90 million (R$ 160,299 as of September 30, 2009).

The Company provides guarantee for its subsidiary Gerdau Aços Especiais S.A. in a purchase contract of electric energy in the total amount of US$ 518 million (R$ 921,060 as of September 30, 2009). Furthermore, the Company provided a supplementary guarantee related to this contract of up to US$ 300 thousand (R$ 533 as of September 30, 2009).

The Company provides guarantee for the loan contracted by the company Gerdau Açominas S.A with the Inter-American Development Bank in the total amount of US$ 200 million (R$ 355,620 as of September 30, 2009).

The Company provides guarantee for the obligations that are taken on by Gerdau MacSteel Inc. in hedge operations with the purpose of protecting this company from being exposed to the interest rate oscillations on the international market generated by the Term and Revolving Credit Agreement in the amount of US$ 400 million (R$ 711,240 on September 30, 2009).

The Company is guarantor for the financing contract of the subsidiary Gerdau Açominas S.A. with the Banco Bradesco in the amount of US$ 150 million (R$ 266,715 as of September 30, 2009).

NOTE 15 – EQUITY – PARENT COMPANY GERDAU S.A.

a) Capital – The Board of Directors may, without need to change the bylaws, issue new shares (authorized capital), including the capitalization of profits and reserves up to the authorized limit of 1,500,000,000 common shares and 3,000,000,000 preferred shares, all without par value. In the case of capital increase by subscription of new shares, the right of preference shall be exercised before the deadline of 30 days, except in the case of a public offering, when the deadline shall not be less than 10 days.

As of September 30, 2009 and December, 31 2008, 496,586,494 common shares and 934,793,732 preferred shares are subscribed and paid up, totaling a paid up capital of R$ 14,184,805. The shares are distributed as follows:

	Shareholders
	September 30, 2009						December 31, 2008
Shareholders	Common	%	Pref.	%	Total	%	Common	%	Pref.	%	Total	%
Metalúrgica Gerdau S.A.	378,227,645	76.3	271,353,662	29.0	649,581,307	45.4	378,263,757	76.2	271,353,662	29.0	649,617,419	45.4
Brazilian institutional investors	19,465,832	3.9	152,440,275	16.3	171,906,107	12.0	17,205,645	3.5	147,132,331	15.7	164,337,976	11.5
Foreign institutional investors	24,474,504	4.9	320,423,232	34.3	344,897,736	24.1	25,757,428	5.2	309,427,863	33.1	335,185,291	23.4
Other shareholders	72,720,975	14.6	181,295,340	19.4	254,016,315	17.7	73,662,126	14.8	197,605,475	21.2	271,267,601	18.9
Treasury stock	1,697,538	0.3	9,281,223	1.0	10,978,761	0.8	1,697,538.00	0.3	9,274,401	1.0	10,971,939	0.8
	496,586,494	100.0	934,793,732	100.0	1,431,380,226	100.0	496,586,494	100.0	934,793,732	100.0	1,431,380,226	100.0

Preferred shares do not have voting rights and cannot be redeemed but have the same rights as common shares in the distribution of dividends.

b) Treasury stock - changes in treasury stocks are as follows:

	September, 30 2009				December, 31 2008
	Common	R$	Preferred shares	R$	Common	R$	Preferred shares	R$
Opening balance	1,697,538	557	9,274,434	122,263	—	—	9,933,335	106,667
Repurchases	—	—	500,000	11,071	1,697,538	557	2,000,000	49,702
Exercise of stock option (note 17)	—	—	(493,211)	(6,503)	—	—	(2,658,901)	(34,106)
Closing balance	1,697,538	557	9,281,223	126,831	1,697,538	557	9,274,434	122,263

Of the total treasury preferred stocks, 78,598 related to the share buyback program authorized on November 17, 2003, 2,134,429 shares are related to the share buyback program authorized on May 30, 2005, 4,568,196 shares are related to the

GERDAU S.A.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

as of September 30, 2009 and 2008

(in thousands of Brazilian reais – R$, unless otherwise stated)

(Unaudited)

share buyback program authorized on May 25, 2006, 2,000,000 shares are related to the share buyback program authorized on January 8, 2008 and 500,000 shares are related to the share buyback program authorized on August 27, 2009. The average acquisition cost of these shares is R$ 13.67, with the lowest purchase price being R$ 6.78 and the highest price R$ 25.80. These shares will be held in treasury for subsequent cancellation or for the Company’s “Long-term Incentive Program”. During the third quarter of 2009, 220,610 shares were used in order to meet the stock options in the year, with losses of R$ 517 recorded in the “Stock option plan” account.

NOTE 16 – EARNINGS PER SHARE (EPS)

In compliance with IAS No. 33, Earnings per Share, the following tables reconcile the net income to the amounts used to calculate the basic and diluted earnings per share.

Basic

	Nine-Month period ended September 30, 2009			Nine-Month period ended September 30, 2008
	Common	Preferred	Total	Common	Preferred	Total
	(in thousands, except share and per share data)			(in thousands, except share and per share data)
Basic numerator
Allocated net income available to Common and Preferred shareholders	130,780	244,623	375,403	1,293,973	2,411,142	3,705,115

Basic denominator
Weighted-average outstanding shares, after deducting the average tresuary shares	494,888,956	925,681,610		482,558,488	899,181,726

Earnings per share (in R$) – Basic	0.26	0.26		2.68	2.68

	Three-Month period ended September 30, 2009			Three-Month period ended September 30, 2008
	Common	Preferred	Total	Common	Preferred	Total
	(in thousands, except share and per share data)			(in thousands, except share and per share data)
Basic numerator
Allocated net income available to Common and Preferred shareholders	192,642	360,389	553,031	336,971	630,166	967,137

Basic denominator
Weighted-average outstanding shares, after deducting the average tresuary shares	494,888,956	925,821,170		494,888,956	925,484,798

Earnings per share (in R$) – Basic	0.39	0.39		0.68	0.68

GERDAU S.A.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

as of September 30, 2009 and 2008

(in thousands of Brazilian reais – R$, unless otherwise stated)

(Unaudited)

Diluted

	Nine-Month period ended September 30, 2009	Nine-Month period ended September 30, 2008
Diluted numerator
Allocated net income available to Common and Preferred shareholders
Net income allocated to preferred shareholders	244,623	2,411,142
Add:

Adjustment to net income allocated to preferred shareholders in respect to the potential increase in number of preferred shares outstanding, as a result of options granted to acquire stock of Gerdau.	259	3,450
	244,882	2,414,592

Net income allocated to common shareholders	130,780	1,293,973
Less:

Adjustment to net income allocated to common shareholders in respect to the potential increase in number of preferred shares outstanding, as a result of options granted to acquire stock of Gerdau.	(259)	(3,450)

	130,521	1,290,523

Diluted denominator
Weighted - average number of shares outstanding
Common Shares	494,888,956	482,558,488
Preferred Shares
Weighted-average number of preferred shares outstanding	925,681,610	899,181,726
Potential increase in number of preferred shares outstanding in respect of stock option plan	2,825,238	3,693,948
Total	928,506,848	902,875,675

Earnings per share – Diluted (Common and Preferred Shares)	0.26	2.67

	Three-Month period ended September 30, 2009	Three-Month period ended September 30, 2008
Diluted numerator
Allocated net income available to Common and Preferred shareholders
Net income allocated to preferred shareholders	360,389	630,166
Add:

Adjustment to net income allocated to preferred shareholders in respect to the potential increase in number of preferred shares outstanding, as a result of options granted to acquire stock of Gerdau.	362	440
	360,751	630,606

Net income allocated to common shareholders	192,642	336,971
Less:

Adjustment to net income allocated to common shareholders in respect to the potential increase in number of preferred shares outstanding, as a result of options granted to acquire stock of Gerdau.	(362)	(440)

	192,280	336,531

Diluted denominator
Weighted - average number of shares outstanding
Common Shares	494,888,956	494,888,956
Preferred Shares
Weighted-average number of preferred shares outstanding	925,821,170	925,484,798
Potential increase in number of preferred shares outstanding in respect of stock option plan	2,675,709	1,859,410
Total	928,496,879	927,344,208

Earnings per share – Diluted (Common and Preferred Shares)	0.39	0.68

GERDAU S.A.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

as of September 30, 2009 and 2008

(in thousands of Brazilian reais — R$, unless otherwise stated)

(Unaudited)

NOTE 17 — LONG-TERM INCENTIVE PLANS

I) Gerdau S.A.

The Extraordinary Shareholders’ Meeting held on April 30, 2003 decided, based on a previously approved plan and within the limit of the authorized capital, to grant preferred stock options to management, employees, or people who render services to the Company or its subsidiaries, and approved the development of the Long-Term Incentive Program that represents a new method of compensation of the strategic officers of the Company. The options can be exercised in a maximum of five years after the grace period.

a)         Summary of changes in the plan:

				Quantity of shares
Year of grant	Exercise price - R$	Vesting period	Average accrued market price	Initial balance on December 31, 2008	Granted	Cancelled	Exercised	End balance on September 30, 2009

2003	2.65	5 years	18.26	62,106	—	—	(62,106)	—
2004	6.78	5 years	18.26	1,349,859	—	—	(207,318)	1,142,541
2005	10.58	3 years	18.26	470,263	—	(1,432)	(30,620)	438,211
2005	10.58	5 years	18.26	1,155,565	—	—	(43,965)	1,111,600
2006	12.86	5 years	18.26	1,839,817	—	(7,097)	(146,396)	1,686,324
2007	17.50	5 years	18.26	1,455,728	—	(9,999)	(2,808)	1,442,921
2008	26.19	5 years	18.26	1,180,300	—	(9,556)	—	1,170,744
2009	14.91	5 years	18.26	—	2,285,238	(24,997)	—	2,260,241
				7,513,638	2,285,238	(53,081)	(493,213)	9,252,582

Year of grant	Exercise price - R$	Vesting period	Average accrued market price	Initial balance on December 31, 2007	Granted	Cancelled	Exercised	End balance on December 31, 2008

2003	2.65	5 years	26.49	2,356,866	—	(47)	(2,294,713)	62,106
2004	6.78	5 years	26.49	1,414,594	—	(39,694)	(25,041)	1,349,859
2005	10.58	3 years	26.49	837,612	—	(11,596)	(355,753)	470,263
2005	10.58	5 years	26.49	1,215,248	—	(41,732)	(17,951)	1,155,565
2006	12.86	5 years	26.49	1,894,160	—	(33,723)	(20,620)	1,839,817
2007	17.50	5 years	26.49	1,531,098	—	(66,782)	(8,588)	1,455,728
2008	26.19	5 years	26.49	—	1,202,974	(19,621)	(3,053)	1,180,300
				9,249,578	1,202,974	(213,195)	(2,725,719)	7,513,638

As mentioned in Note 15, as of September 30, 2009 the Company has a total of 9,281,223 preferred shares in treasury. These shares may be used for serving this plan. The exercise of the options before the grace period end was due to retirement and/or death.

b) Status of the plan as of September 30, 2009:

	Grant
	2004	2005	2006	2007	2008	2009	Average
Total options granted	1,142,541	1,549,811	1,686,324	1,442,921	1,170,744	2,260,241
Exercise price- R$ (adjusted for stock split)	6.78	10.58	12.86	17.50	26.19	14.91	14.64
Fair value of options on the granting date - R$ per option (*)	1.92	1.11	4.33	7.64	10.55	6.98	5.44
Average exercise period on the grant date (years)	5.00	5.00	5.00	4.90	4.89	4.87	4.94

(*) Calculated considering the model of Black-Scholes.

c) Economic assumptions used to recognize costs of employee compensation:

The Company recognizes costs of employee compensation based on the fair value of the options granted, considering their fair value on the date of granting. The Company uses the Black-Scholes model for determining the fair value of the options. To determine fair value, the Company used the following economic assumptions:

	Grant 2009	Grant 2008	Grant 2007	Grant 2006	Grant 2005	Grant 2004
Dividend yield	4.13%	2.81%	4.32%	9.99%	7.90%	7.03%
Stock price volatility	57.81%	37.77%	38.72%	41.51%	39.00%	43.31%
Risk-free rate of return	12.32%	14.04%	12.40%	12.80%	8.38%	8.38%
Expected period until maturity	4.9 years	4.9 years	4.9 years	4.9 years	4.7 years	4.9 years

The Company settles this employee benefit plan by delivering shares it has issued, which are kept in treasury until the exercise of the options by the employees.

GERDAU S.A.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

as of September 30, 2009 and 2008

(in thousands of Brazilian reais — R$, unless otherwise stated)

(Unaudited)

II) Gerdau Ameristeel Corporation — (“Gerdau Ameristeel”)

Gerdau Ameristeel Corporation and its subsidiaries have long-term incentive plans that are designed to award employees with bonuses based on attaining goals related to the return on capital invested. The bonuses will be granted at the end of the year in cash, stock appreciation rights (SAR’s), and/or options. The payment of the cash bonus will be made in the form of shares (phantom stock). The number of shares will be determined by dividing the value of the bonus in cash by the market value of the common share on the date of grant, based on the average negotiation price of common shares on the New York Stock Exchange. Phantom Stock and SAR’s may be exercised at the rate of 25% during each one of the first four anniversaries of the date of grant. Phantom Stock will be paid in cash, when exercised. The number of shares granted to participants is determined by dividing the portion of the bonus not paid in cash by the market value of a common share as of the granting date. The option value is determined by the Human Resources Committee of Senior Management based on the Black-Scholes model or other method. The options may be exercised at the rate of 25% per year during four years from the date of grant and prescribe after 10 years. The maximum number of options that will be granted under this plan is 6,000,000.

An award of approximately US$ 10.6 million (R$ 18,847 as of September 30, 2009) was earned by participants in 2008 and was granted 40% in SARs, 30% in options and 30% in phantom stock. On March 5, 2009, the Company issued 2,002,116 options, as part of this award. An award of approximately US$ 8.3 million (R$ 14,758 as of September 30, 2009) was earned by participants in 2007. On February 28, 2008, the Company issued 379,564 options, under this plan. These awards are being accrued over the vesting period.

The grant date fair value of stock options granted in September, 2009 and September, 2008 was US$ 1.59 million (R$ 2,827 as of September 30, 2009) and US$ 6.02 (R$ 10,704 as of September 30, 2009), respectively.

A summary of Gerdau Ameristeel stock option plans is as follows:

	September 30, 2009			December 31, 2008
	Number of shares	Average market price in the period		Number of shares	Average market price in the period
		US$	R$		US$	R$
Available at the beginning of the year	1,307,036	9.13	16.23	1,287,669	5.92	13.84
Options granted	2,002,116	3.48	6.19	379,564	15.86	37.06
Options exercised	(106,153)	1.98	3.52	(324,847)	3.67	8.58
Options cancelled	(372,064)	6.18	10.99	(23,350)	11.57	27.04
Options expired	—	—	—	(12,000)	21.89	51.16
Available at the end of the year	2,830,935	5.79	10.30	1,307,036	9.13	21.34

Shares exercised	667,757			583,464

The table below summarizes information on purchase options of Gerdau Ameristeel shares available as of September 30, 2009:

Excercise price range	Quantity Available	Average period of grace (in year)	Average price of exercise		Number exercisable at September 30, 2009
			US$	R$
US$ 1,38 to US$ 3,48 (R$ 2,45 to R$ 6,19)	2,075,212	8.2	3.22	5.73	336,866
US$ 9,50 to US$ 10,90 (R$ 16,89 to R$ 19,38)	428,140	7.2	10.53	18.72	242,495
US$ 15,86 (R$ 28,20)	327,583	8.4	15.86	28.20	88,396
	2,830,935				667,757

The subsidiary Gerdau Ameristeel uses the Black-Scholes pricing method to determine the fair value of options and stock appreciation rights, recognizing the stock compensation cost as services are provided. The subsidiary used the following economic assumptions to recognize the fair value of these instruments:

GERDAU S.A.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

as of September 30, 2009 and 2008

(in thousands of Brazilian reais — R$, unless otherwise stated)

(Unaudited)

	2009	2008
Dividend yield	3.10%	3.08%
Volatility in the price of action share	62.95%	49.10%
Free rate of return risk	1.99%	3.01%
Expected period to maturity	6.25 years	6.25 years

During the nine months period ended September 30, 2009 and 2008, costs related to long-term incentive plans for the options granted were US$ 0.9 million (R$ 1,600 as of September 30, 2009) and US$ 0.6 million (R$ 1,067 as of September 30, 2009), respectively.  As of September 30, 2009 long-term incentive plan costs not yet recorded related to grants still in the grace period amounted to approximately US$ 2,6 million (R$ 4,623 as of September 30, 2009), and the average period for recognizing these costs was 2.5 years.

III) Gerdau MacSteel Inc. (“Gerdau MacSteel”)

Gerdau Macsteel Inc and its subsidiaries have long-term incentive plans that are designed to reward the Company’s senior management with bonuses based on the achievement of return on capital invested targets.  Bonuses which have been earned are awarded after the end of the year in the form of cash or stock appreciation rights (“SARs”).  The portion of any bonus which is payable in cash is to be paid in the form of phantom stock.  The number of shares of phantom stock awarded to a participant is determined by dividing the cash bonus amount by the market value of the Gerdau S.A. Common Share at the date the award of phantom stock is made, based in the average price of Common Shares in the New York Stock Exchange. Phantom stock and SAR’s vest 25% on each of the first four anniversaries of the date of the award. Phantom Stock is paid in cash when exercised. An award of approximately US$ 0.7 million (R$1.245 as of September 30, 2009) was earned by participants in 2009 and was granted 80% in SARs and 20% in phantom stock.

The subsidiary Gerdau MacSteel uses the Black-Scholes pricing method to determine the fair value of stock appreciation rights, recognizing the stock compensation cost as services are provided. The subsidiary used the following economic assumptions to recognize the fair value of these instruments:

Dividend yield	2.19%
Volatility in the price of action share	71.61%
Free rate of return risk	2.404%
Expected period to maturity	5.68 years

As of September 30, 2009 long-term incentive plan costs not yet recorded related to grants still in the grace period amounted to approximately US$ 2.0 million (R$ 3,556 as of September 30, 2009), and the average period for recognizing these costs was 5.68 years.

NOTE 18 — SEGMENT REPORTING

The Gerdau Executive Committee, which is composed of most of the senior officers of the Company, is responsible for managing the business.

The Company adopted the IFRS 8 (Operating Segments) as of January 01, 2009, replacing the IAS 14 (Reporting Financial Information by Segment) that had been adopted up to the year 2008.

From the second quarter of 2009 on, the Board approved the proposal of the Gerdau Executive Committee related to the new governance of the Company, which established a new business segmentation, which became to be the following: Operation Brazil (includes operations in Brazil, except specialty steels), North America Operation (includes all operations in North America, except those of Mexico and specialty steels (Macsteel)), Latin America Operation (includes all operations in Latin America, except Brazil) and Specialty Steel Operation (including specialty steel operations in Brazil, Europe and the United States).

For comparison, information as of September 30, 2008 was modified with respect to the information originally presented in order to consider the same criteria established by IFRS 8 and the new business segmentation established by the Gerdau Executive Committee.

GERDAU S.A.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

as of September 30, 2009 and 2008

(in thousands of Brazilian reais — R$, unless otherwise stated)

(Unaudited)

	Business Segments
	Brazil Operation		North America Operation		Latin America Operation		Specialty Steels Operation		Eliminations and Adjustments		Consolidated
	September 30, 2009	September 30, 2008	September 30, 2009	September 30, 2008	September 30, 2009	September 30, 2008	September 30, 2009	September 30, 2008	September 30, 2009	September 30, 2008	September 30, 2009	September 30, 2008
Net sales	7,734,174	12,138,504	6,640,535	11,823,301	2,486,951	3,510,112	3,493,961	6,010,806	(178,417)	(994,532)	20,177,204	32,488,191
Cost of sales	(5,471,714)	(7,570,674)	(6,125,725)	(9,413,689)	(2,467,545)	(2,594,709)	(3,324,286)	(4,656,503)	310,718	950,257	(17,078,552)	(23,285,318)
Gross profit	2,262,460	4,567,830	514,810	2,409,612	19,406	915,403	169,675	1,354,303	132,301	(44,275)	3,098,652	9,202,873
Selling expenses	(270,261)	(338,323)	(38,076)	(27,877)	(65,257)	(73,626)	(76,407)	(55,985)	(17)	(100)	(450,018)	(495,911)
General and administrative expenses	(563,612)	(760,768)	(355,542)	(340,384)	(140,746)	(187,135)	(216,303)	(321,491)	(44,965)	(108,123)	(1,321,168)	(1,717,901)
Impairment of assets	—	—	(214,372)	—	(136,491)	—	(872,034)	—	—	—	(1,222,897)	—
Other operating income (expenses)	(2,722)	30,775	(5,808)	1,938	(748)	3,392	37,465	32,994	10,527	11,179	38,714	80,278
Equity in earnings of unconsolidated companies	—	—	(28,010)	130,410	(69,609)	113,534	(25,802)	(12,235)	8,023	5,858	(115,398)	237,567
Operational (Loss) income before financial income (expenses) and taxes	1,425,865	3,499,514	(126,998)	2,173,699	(393,445)	771,568	(983,406)	997,586	105,869	(135,461)	27,885	7,306,906
Finacial income	82,103	125,905	60,737	42,761	10,608	16,660	62,641	89,606	95,496	45,546	311,585	320,478
Financial expenses	(297,220)	(313,704)	(264,500)	(303,681)	(94,280)	(120,514)	(188,379)	(176,330)	(191,179)	(192,214)	(1,035,558)	(1,106,443)
Exchange variations, net	1,171,570	(461,653)	(63,573)	13,415	58,863	17,024	38,582	(16,136)	(176,079)	(6,576)	1,029,363	(453,926)
Gain and losses on derivatives, net	925	2,964	—	(1,390)	(2,960)	8,081	(29,730)	(42,022)	41,727	(10,674)	9,962	(43,041)
Income before taxes	2,383,243	2,853,026	(394,334)	1,924,804	(421,214)	692,819	(1,100,292)	852,704	(124,166)	(299,379)	343,237	6,023,974
Income and social contribution taxes	(588,324)	(709,939)	200,659	(651,672)	(15,779)	(95,496)	372,041	(238,120)	49,215	305,062	17,812	(1,390,165)
Net income	1,794,919	2,143,087	(193,675)	1,273,132	(436,993)	597,323	(728,251)	614,584	(74,951)	5,683	361,049	4,633,809

Supplemental information:
Net sales between segments	1,335,502	3,287,435	48,106	90,739	27,104	22,277	82,808	119,324	174,420	747,793	1,667,940	4,267,568
Depreciation/amortization	540,639	592,387	431,817	373,717	63,552	76,863	301,044	233,086	(18,451)	(10,596)	1,318,601	1,265,457
Investments in associates and jointly-controlled entities	—	—	268,638	388,020	816,334	1,048,523	18,438	100,438	111,741	98,697	1,215,151	1,635,678
Total assets	14,214,465	13,645,173	14,610,412	17,698,669	4,535,282	6,226,518	8,323,325	11,243,252	4,248,520	5,995,516	45,932,004	54,809,128
Total liabilities	6,015,601	7,160,563	7,478,504	9,504,334	1,513,290	2,487,019	4,374,571	6,114,800	4,504,418	5,300,067	23,886,384	30,566,783

(The main products by business segment are:

Brazil Operation: rebar, bars, wire rod, shapes, drawn products, billets, blooms, slabs, wire rod and structural shapes.

North America Operation: rebar, bars, wire rod, light and heavy structural shapes.

Latin America Operation: rebar, bars and drawn products.

Specialty Steel Operation: stainless steel, round, square and flat bars, wire rod.

The column of eliminations and adjustments includes the elimination of sales between segments applicable to the Company in the context of the Condensed Consolidated Interim Financial Statements.

The Company’s geographic information with revenues classified according to the geographical region where the products were shipped is as follows:

	Geographic Area
	Brazil		Latin America (1)		North America (2)		Europe		Consolidated
	September 30, 2009	September 30, 2008	September 30, 2009	September 30, 2008	September 30, 2009	September 30, 2008	September 30, 2009	September 30, 2008	September 30, 2009	September 30, 2008
Net sales	9,054,259	13,709,066	2,486,951	3,510,112	7,470,476	12,914,571	1,165,518	2,354,442	20,177,204	32,488,191
Total assets	21,230,442	23,000,174	4,535,282	6,226,518	17,560,210	21,745,797	2,606,070	3,836,639	45,932,004	54,809,128

(1) Does not include operations of Brazil

(2) Does not include operations of Mexico

The disclosure of the revenue by products is not presented because such information is not retained by the Company on a consolidated basis, who has this information only in volumes.

NOTE 19 — EXPENSES BY NATURE

The Company opted to present its Consolidated Statement of Income by function. As required by IFRS, the Consolidated Statement of Income by nature is as follows:

	Three-Month period ended		Nine-Month period ended
	September 30, 2009	September 30, 2008	September 30, 2009	September 30, 2008
Depreciation and amortization	(401,738)	(434,019)	(1,318,601)	(1,265,457)
Labor expenses	(837,069)	(1,086,927)	(2,827,210)	(3,031,996)
Raw material and consumption material	(3,727,795)	(6,471,685)	(12,032,712)	(17,554,157)
Freight	(329,391)	(502,505)	(875,078)	(1,433,708)
Impairment of assets	(142,834)	—	(1,222,897)	—
Other expenses	(543,857)	(636,406)	(1,757,423)	(2,133,534)
	(5,982,684)	(9,131,542)	(20,033,921)	(25,418,852)

Classified as:
Cost of sales	(5,301,685)	(8,353,462)	(17,078,552)	(23,285,318)
Selling expenses	(144,497)	(161,752)	(450,018)	(495,911)
General and administrative expenses	(375,766)	(653,552)	(1,321,168)	(1,717,901)
Impairment of assets	(142,834)	—	(1,222,897)	—
Other operating income	36,877	37,497	148,201	121,165
Other operating expenses	(54,779)	(273)	(109,487)	(40,887)
	(5,982,684)	(9,131,542)	(20,033,921)	(25,418,852)

GERDAU S.A.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

as of September 30, 2009 and 2008

(in thousands of Brazilian reais – R$, unless otherwise stated)

(Unaudited)

NOTE 20 — FINANCIAL INCOME

The amounts recorded as “Financial Income” include: income from short-term investments in the amount of R$ 197,543 (R$ 198,793 as of September 30, 2008) and interest income and other financial incomes in the amount of R$ 114,042 (R$ 121,505 as of September 30, 2008).

The amounts recorded as “Financial Expenses” include: Interest on the debt in the amount of R$ 794,614 (R$ 725,470 as of September 30, 2008) and monetary variation and other financial expenses in the amount of R$ 240,944 (R$ 380,973 as of September 30, 2008).

The amounts recorded as “Exchange Variation, net” include principally the exchange variation of export receivables, import payables, and debts in foreign currency. Net exchange variation totaled an income of R$ 1,029,363 as of September 30, 2009 (expense of R$ 453,926 as of September 30, 2008).

The gains and losses on derivatives, net include income and expenses arising from fluctuation in the value of derivatives. As of September 30, 2009, the gains and losses with derivatives, net total an income of R$ 9,962 (expense of R$ 43,041 as of September 30, 2009).

NOTE 21 — IMPAIRMENT OF ASSETS

The impairment test of goodwill and other long-lived assets is evaluated based on the analysis and identification of facts or circumstances that may involve the need to perform the impairment test. The Company performed impairment tests of goodwill and other long-lived assets, based on projections of discounted cash flows which take into account assumptions such as: cost of capital, growth rate and adjustments applied to flows in perpetuity, methodology for working capital determination, investment plans, and long-term economic-financial forecasts.

The Company, based on the factors below, concluded in performing the impairment test of goodwill and other long-lived assets during the second quarter of 2009:

•                  Global steel market;

•                  Level of demand for products of the Company;

•                  World economy scenery recovery.

21.1 Goodwill impairment test

The goodwill impairment test allocated to the business segments is performed annually in December or whenever changes in events or circumstances indicate the need of doing it.

The Company has four business segments, which represent the cash generating unit monitored by the Chief Operating Decision Maker of the Company, and the composition of goodwill by operating segments is presented in Note 8.

In the second quarter of 2009, the Company performed an impairment test of the goodwill allocated to its business segments Specialty Steel and North America, because of the negative impact brought by the economic crisis to those segments.

The assumptions used to determine the fair value by the discounted cash flow method include: cash flow forecasts based in assumptions of the Company to future cash flows, discount rates between 12.5% to 13.25% and growing rates between 2.0% and 3.0% to the determination of the perpetuity. Additionally, the perpetuity was calculated considering the stabilization of operational margins, working capital levels and investments.

The tests carried out identified goodwill impairment in the amount of R$ 201,657 to the Specialty Steel segment in the second quarter of 2009. The tests carried out did not identify goodwill impairment in the second quarter to the North America Segment.

GERDAU S.A.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

as of September 30, 2009 and 2008

(in thousands of Brazilian reais – R$, unless otherwise stated)

(Unaudited)

In the third quarter of 2009 there were not changes in the assumptions used in the cash flows calculation that resulted in the need of performing new impairment tests and as a result of that, no goodwill impairment was recognized in the third quarter of 2009.

21.2 Other long lived assets Impairment test

The tests identified an impairment of property, plant and equipment in the Specialty Steel segment in the amount of R$ 218,391, Latin America segment in the amount of R$ 136,491 and North America segment in the amount of R$ 71,538, totalizing R$ 426,420 in the second quarter and R$ 93,596 in the North America segment in the third quarter. Additionally, the Company recognized other costs related to the closure of some mills, such as employee severance costs, pension plan, etc, in the amount of R$ 101,469 in the second quarter and R$ 49,238 in the third quarter.

The Company also performed impairment tests to other intangible assets due do the reduction in the value of customers relationship due to the weak demand originated by the economic difficulties of the automotive industry and as a result of that recognized an impairment in the Specialty Steel segment related to other intangible assets in the amount of R$ 304,425. No impairment related to other intangible assets was recognized in the third quarter of 2009.

In the second quarter of 2009, the Company recognized impairment related to investments in associates and jointly-controlled entities regarding the jointly-controlled entity Kalyani Gerdau Steel Ltd. in the amount of R$ 46,092 (R$ 31,458 related to goodwill and R$ 14,634 related to property, plant and equipment)

In the third quarter of 2009, the business segments Specialty Steel and North America had improvements in its main indicators, however, despite the circumstances that indicate scenery improvements, market future uncertainties still remain and because of that, the Company believes that the sceneries used in the impairment tests of the second quarter are still the best assumptions of the Company to the results and future cash flow generation for each of its business segments. The Company will monitor the fourth quarter results, which will indicate the reasonableness of future projections used.

NOTE 22 - SUBSEQUENT EVENTS

I) On October 20, 2009, the Company announced that it is resuming the project for installing the heavy plate rolling mill in its Gerdau Açominas steel plant in Ouro Branco, Minas Gerais, with investments estimated in R$ 1.75 billion. These amount is part of the global investment plan of R$ 6.3 billion announced by the company for the coming years. The installation of the heavy plate rolling mill, which had been postponed due to the impact of the global crisis on steel consumption, will mark the beginning of flat steel production by the company in Brazil.

II) On November 3, 2009, the Company proposed dividends anticipation, under interest on capital format, to be paid on the income of the nine months period ended September 30, 2009, which will be calculated and credited under the positions owned on November 16, 2009 (R$ 0.075 per common and preferred share), with payment on November 26, 2009. These amounts will be a payment in advance of the minimum dividends established by the Company’s bylaws, and will be submitted for approval to the Board of Directors on November 5, 2009.

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